Exhibit 99.1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Form 6-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this Form 6-K include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, industry and business trends, business strategy, plans (including productivity enhancements and cost reductions, and our ability to refinance or meet our debt obligations), market growth and our objectives for future operations, including our ability to renew customer lease agreements or grow our business through acquisitions, the impact of the devaluation of the Naira and other economic and geopolitical factors on our future results and operations, the outcome and potential benefit of our strategic review, the impact of and our ability to execute on the corporate governance changes pursuant to our settlement with Wendel, and our objectives for future operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or access U.S. Dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars and acts of terrorism;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;
●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;

●	loss of customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;

●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

The forward-looking statements in this Form 6-K are based upon information available to us as of the date of this Form 6-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Form 6-K and the documents that we reference in this Form 6-K with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this Form 6-K. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this Form 6-K, whether as a result of any new information, future events or otherwise. Additionally, references to our website and other documents contained in this Form 6-K are provided for convenience only, and their content is not incorporated by reference into this Form 6-K.

CERTAIN DEFINED TERMS

Unless the context provides otherwise, references herein to:

●	“2025 Notes” refers to our $510 million 7.125% Senior Notes due 2025, which were fully repaid in November 2021.
●	“2026 Notes” refers to our $500 million 5.625% Senior Notes due 2026.
●	“2027 Notes” refers to our $940 million 8.0% Senior Notes due 2027.
●	“2028 Notes” refers to our $500 million 6.250% Senior Notes due 2028.
●	“9mobile” refers to Emerging Markets Telecommunication Services Limited, which was previously known as Etisalat Nigeria.
●	“Airtel Nigeria” refers to Airtel Networks Limited, a subsidiary of Airtel Africa.
●	“Brazilian Real” and “BRL” refers to the lawful currency of the Federative Republic of Brazil.
●	“Carbon Reduction Roadmap” refers to our strategy for decreasing our emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50% by 2030, using 2021 emissions data as the baseline.
●	“CBN” refers to the Central Bank of Nigeria.
●	“Churn” refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer’s contract in any particular period, adjusted for the reintegration of previously lost tenancies. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.
●	“Colocation” refers to the installation of equipment on existing towers for a new tenant alongside current Tenants.

●	“Colocation Rate” refers to the average number of Tenants per Tower across our portfolio at a given point in time. We calculate the Colocation Rate by dividing the total number of Tenants across our portfolio by the total number of Towers across our portfolio at a given time.
●	“Contracted Revenue” refers to lease fees to be received from the existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s current contractual term and lease fees to be received from Key Customers where we provide fiber access to an OLT for the remainder of the relevant contractual term, as of a specified date. In aggregating Contracted Revenue, we have taken the average lease rate for our Key Customers as of March 31, 2024, which is applied to the remaining term of the tenancies, lease amendments and fiber access of each Key Customer, assuming constant foreign exchange rates, no escalation of lease rates despite contractual provisions in our MLAs in that regard, no new Tenants, new Lease Amendments or new access to fiber, no amendments to our existing MLA terms and no Churn. See “Risk Factors — Our Contracted Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results,” in our Annual Report for the year ended December 31, 2023.
●	“Dollar”, “USD” or “$” refer to U.S. dollars.
●	“Euro” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
●	“IFRS” refers to International Financial Reporting Standards which have been developed by the International Accounting Standards Board (“IASB”).
●	“IHS Holding Limited Notes” refers to our 2026 Notes and our 2028 Notes, collectively.
●	“IHS Netherlands Holdco B.V. Notes” refers to our 2027 Notes.
●	“IHS Nigeria” refers to IHS (Nigeria) Limited, one of our operating subsidiaries in Nigeria.
●	“INT Towers” refers to INT Towers Limited, one of our operating subsidiaries in Nigeria.
●	“Key Customers” refers to MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d’Ivoire S.A., or Orange Côte d’Ivoire, 9mobile, Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda, Claro S.A., or Claro Brazil, TIM Cellular S.A., or TIM Brasil, Telefonica Brasil S.A., or Vivo Brazil, Colombia Móvile S.A. E.S.P., or Tigo Colombia, COMSEL S.A., or Claro Colombia, Oi S.A., or Oi Brazil, Zain Kuwait and Telkom South Africa.
●	“Kuwait Acquisition” refers to the acquisition by us of an aggregate of 1,499 towers from Zain Kuwait, following the completion of multiple closings pursuant to an acquisition signed in October 2017. As part of the transaction, some towers that we have not purchased are managed and operated under a Managed Services agreement, and currently comprise approximately 121 towers. These towers are operated in Kuwait through an entity in which we own 70% of the shares and Zain Kuwait owns the remaining 30%.
●	"Latam” refers to our business segment that includes our markets in Latin America, which currently are Brazil, Colombia and Peru.
●	“Lease Amendments” refers to the installation of additional equipment on a site or the provision of certain ancillary services for an existing Tenant, for which we charge our customers a recurring lease fee.
●	“Managed Services” refers to when MNOs outsource the day-to-day operations of their owned towers or other towers on which they are present, including maintenance, security and power supply.
●	"MENA” refers to our business segment that includes our markets in the Middle East and North Africa region, which currently are Egypt and Kuwait.
●	“MLA” refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, master services agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.
●	“MLL” refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditures.
●	“MNOs” refers to mobile network operators.

●	“MTN Customers” refers to MTN Nigeria, MTN Côte d’Ivoire S.A., or MTN Côte d’Ivoire, MTN Cameroon Limited, or MTN Cameroon, MTN Zambia Limited, or MTN Zambia, MTN Rwandacell Limited, or MTN Rwanda or MTN South Africa.
●	“MTN Group” refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate. In each African market in which we currently operate, one of the MTN operating entities is a customer of ours.
●	“MTN Nigeria” refers to MTN Nigeria Communications PLC.
●	“MTN SA Acquisition” refers to the acquisition of 5,691 towers from MTN South Africa on May 31, 2022. As part of the transaction, we were previously required to provide Managed Services, including to approximately 7,100 additional MTN South Africa sites; however, in May 2024 we signed an agreement with MTN South Africa to unwind the power managed services agreement. The closing of this agreement remains subject to customary conditions. IHS Towers will over time own 70% of the South African Towers business with the remaining 30% owned by a B-BBEE consortium.
●	“MTN South Africa” refers to Mobile Telephone Networks Proprietary Limited.
●	“NAFEM” refers to the Nigerian Autonomous Foreign Exchange Rate Fixing Market introduced by the CBN in October 2023 to rename the Investors’ and Exporters’ foreign exchange trading window implemented by the Central Bank of Nigeria in April 2017.
●	“NAFEX” refers to the Nigerian Autonomous Foreign Exchange Rate Fixing and is the reference rate for spot FX operations in the Autonomous FX Market in Nigeria.
●	“Naira”, “NGN” and “₦” refers to the lawful currency of the Federal Republic of Nigeria.
●	“New Sites” refers to Towers owned and operated by the Group constructed through build-to-suit arrangements for the initial Tenant.
●	“Notes” refers to the IHS Holding Limited Notes and IHS Netherlands Holdco B.V. Notes, collectively.
●	“OLT” refers to an optical line terminal or optical line termination, which is a device which serves as the service provider endpoint of a passive optical network.
●	“Project Green” refers to the current phase of our Carbon Reduction Roadmap.
●	“ROU” refers to towers we operate under a right of use agreement for a defined period. Where there is an ROU agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves.
●	“South African Rand” and “ZAR” refers to the lawful currency of the Republic of South Africa.
●	“sites” refers to towers that are owned or operated by us.
●	“Skysites” refers to Skysites Holdings S.A.
●	“Skysites Acquisition” refers to the acquisition by us on January 6, 2021 of Skysites from a group of eighteen persons. At closing, Skysites had 1,005 towers in Brazil.
●	“SLAs” refer to site-specific documents or agreements entered into in relation to specific sites pursuant to an MLA.
●	“SSA” refers to our business segment that includes our markets in the Sub-Saharan region of Africa, which currently are Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia.
●	“Tenants” refers to the number of distinct customers who have leased space on each Tower across our portfolio. For example, if one customer had leased tower space on five of our Towers, we would have five Tenants.
●	“TIM Fiber Acquisition” refers to the acquisition and deployment of TIM Brasil’s secondary fiber network infrastructure. Closing occurred on November 16, 2021. The existing and future fiber assets are operated in Brazil through a new entity, which we refer to as I-Systems, in which we own 51% of the shares and TIM Brasil owns the remaining 49%.
●	“Towers” refers to ground-based towers, rooftop and wall-mounted towers, cell poles, in-building solutions, small cells, distributed antenna systems and cells-on-wheels, each of which is deployed to support wireless transmission equipment. We measure the number of Towers in our portfolio at a given time by counting the number of Towers that we own or operate with at least one Tenant. The number of Towers in our portfolio excludes any towers for which we provide managed services.
●	“Zain Kuwait” refers to Mobile Telecommunications Company K.S.C.P.

PART I ‒ FINANCIAL INFORMATION

Item 1. Interim Financial Statements

CONDENSED CONSOLIDATED STATEMENT OF (LOSS)/INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

		Three months ended
		March 31,	March 31,
	Note	2024	2023*
		$’000	$’000

Revenue		417,744	602,528
Cost of sales	6	(254,290)	(306,649)
Administrative expenses	7	(166,696)	(97,321)
Net loss allowance on trade receivables	8	(4,560)	(3,560)
Other income		710	175
Operating (loss)/income		(7,092)	195,173
Finance income	9	10,806	6,828
Finance costs	10	(1,563,028)	(179,008)
(Loss)/income before income tax		(1,559,314)	22,993
Income tax benefit/(expense)	11	2,064	(15,218)
(Loss)/income for the period		(1,557,250)	7,775

(Loss)/income attributable to:
Owners of the Company		(1,553,328)	10,581
Non‑controlling interests	23	(3,922)	(2,806)
(Loss)/income for the period		(1,557,250)	7,775

(Loss)/income per share - basic	12	(4.67)	0.03
(Loss)/income per share - diluted	12	(4.67)	0.03

Other comprehensive income:
Items that may be reclassified to income or loss
Fair value gain through other comprehensive income		1	—
Exchange differences on translation of foreign operations		1,043,519	44,192
Other comprehensive income for the period, net of taxes		1,043,520	44,192

Total comprehensive (loss)/income for the period		(513,730)	51,967

Total comprehensive (loss)/income attributable to:
Owners of the Company		(503,135)	49,571
Non‑controlling interests		(10,595)	2,396
Total comprehensive (loss)/income for the period		(513,730)	51,967

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

The notes on pages 13 to 41 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT MARCH 31, 2024 AND DECEMBER 31, 2023

		March 31,	December 31,
	Note	2024	2023
		$’000	$’000
Non‑current assets
Property, plant and equipment	13	1,516,239	1,740,235
Right of use assets	13	826,445	886,909
Goodwill	14	467,991	619,298
Other intangible assets	14	861,997	933,030
Fair value through other comprehensive income financial assets		9	13
Deferred income tax assets		63,467	63,786
Derivative financial instrument assets	15	8,180	1,540
Trade and other receivables	16	125,705	147,292
		3,870,033	4,392,103
Current assets
Inventories		39,880	40,589
Income tax receivable		3,968	3,755
Derivative financial instrument assets	15	527	565
Trade and other receivables	16	351,654	607,835
Cash and cash equivalents		333,203	293,823
Assets held for sale	13, 14	6,875	26,040
		736,107	972,607

TOTAL ASSETS		4,606,140	5,364,710

Non‑current liabilities
Trade and other payables	17	5,069	4,629
Borrowings	18	3,285,118	3,056,696
Lease liabilities	19	492,475	510,838
Provisions for other liabilities and charges	20	80,086	86,131
Deferred income tax liabilities		123,342	137,106
		3,986,090	3,795,400
Current liabilities
Trade and other payables	17	411,175	532,627
Provisions for other liabilities and charges	20	183	277
Derivative financial instrument liabilities	15	40,655	68,133
Income tax payable	11	58,732	75,612
Borrowings	18	183,223	454,151
Lease liabilities	19	89,203	91,156
		783,171	1,221,956

TOTAL LIABILITIES		4,769,261	5,017,356

Stated capital	21	5,397,690	5,394,812
Accumulated losses		(6,846,722)	(5,293,394)
Other reserves	22	1,059,000	8,430
Equity attributable to owners of the Company		(390,032)	109,848
Non‑controlling interest	23	226,911	237,506
TOTAL EQUITY		(163,121)	347,354

TOTAL LIABILITIES AND EQUITY		4,606,140	5,364,710

The notes on pages 13 to 41 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

		Attributable to owners of the Company
						Non‑
		Stated	Accumulated	Other		controlling	Total
	Note	capital	losses	reserves	Total	interest	equity
		$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2023		5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230
Options converted to shares		73,372	—	(73,372)	—	—	—
Share‑based payment expense	24	—	—	3,129	3,129	—	3,129
Total transactions with owners of the company		73,372	—	(70,243)	3,129	—	3,129

Income/(loss) for the period*		—	10,581	—	10,581	(2,806)	7,775
Other comprehensive income		—	—	38,990	38,990	5,202	44,192
Total comprehensive income*		—	10,581	38,990	49,571	2,396	51,967

Balance at March 31, 2023*		5,385,325	(3,307,071)	(892,524)	1,185,730	229,596	1,415,326

Balance at January 1, 2024		5,394,812	(5,293,394)	8,430	109,848	237,506	347,354
Options converted to shares		2,878	—	(2,878)	—	—	—
Share‑based payment expense	24	—	—	3,255	3,255	—	3,255
Total transactions with owners of the company		2,878	—	377	3,255	—	3,255

Loss for the period		—	(1,553,328)	—	(1,553,328)	(3,922)	(1,557,250)
Other comprehensive income/(loss)		—	—	1,050,193	1,050,193	(6,673)	1,043,520
Total comprehensive (loss)/income		—	(1,553,328)	1,050,193	(503,135)	(10,595)	(513,730)

Balance at March 31, 2024		5,397,690	(6,846,722)	1,059,000	(390,032)	226,911	(163,121)

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

The notes on pages 13 to 41 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

		Three months ended
		March 31,	March 31,
	Note	2024	2023
		$’000	$’000
Cash flows from operating activities
Cash from operations	25	92,984	251,859
Income taxes paid		(13,142)	(14,443)
Payment for rent		(3,992)	(2,285)
Payment for tower and tower equipment decommissioning		(5)	(4)
Net cash generated from operating activities		75,845	235,127

Cash flow from investing activities
Purchase of property, plant and equipment		(61,031)	(105,417)
Payment in advance for property, plant and equipment		(4,343)	(35,802)
Purchase of software and licenses		(1,643)	(7,252)
Proceeds from disposal of property, plant and equipment		888	561
Insurance claims received		10	144
Interest income received	9	3,981	6,498
Deposit of short-term deposits		(30,155)	(63,710)
Refund of short-term deposits		202,757	16,729
Net cash generated from/(used in) investing activities		110,464	(188,249)

Cash flows from financing activities
Bank loans and bond proceeds received (net of transaction costs)		380,383	368,096
Bank loans and bonds repaid		(328,679)	(264,345)
Fees on loans and derivative instruments		(3,255)	(6,508)
Interest paid		(81,334)	(68,503)
Payment for the principal of lease liabilities		(17,066)	(20,059)
Interest paid for lease liabilities		(13,209)	(12,120)
Net loss settled on derivative instruments		(20,148)	—
Net cash used in financing activities		(83,308)	(3,439)

Net increase in cash and cash equivalents		103,001	43,439
Cash and cash equivalents at beginning of period		293,823	514,078
Effect of movements in exchange rates on cash		(63,621)	(41,928)
Cash and cash equivalents at end of period		333,203	515,589

The notes on pages 13 to 41 form part of the condensed consolidated interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.General Information

The financial statements are the unaudited condensed consolidated interim financial statements (hereafter “financial statements”) of IHS Holding Limited (the “Company”) and its subsidiaries (together hereafter referred to as the “Group”). IHS Holding Limited is incorporated in the Cayman Islands under the Companies Act (as amended) as an exempted company with limited liability. The Company is domiciled in the Cayman Islands and the address of its registered office is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The financial period represents the three months ended March 31, 2024, with the prior period representing the three months ended March 31, 2023. The financial statements are presented in U.S. Dollars ($) and all values are rounded to the nearest thousand, except where otherwise indicated.

2.Significant accounting policies

2.1Basis of preparation

The financial statements for the three months ended March 31, 2024, have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB).

The financial statements do not amount to full financial statements and do not include all of the information and disclosures required for full annual financial statements. It should be read in conjunction with the consolidated annual financial statements of the Group for the year ended December 31, 2023, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, as noted within note 2.1 of the consolidated annual financial statements.

In management’s opinion, the accompanying financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of March 31, 2024, and its results of operations for the three months ended March 31, 2024, and 2023, cash flows for the three months ended March 31, 2024, and 2023, and statement of changes in equity for the three months ended March 31, 2024, and 2023. Certain amounts in the prior periods have been reclassified to conform to the current year presentation. The condensed consolidated statement of financial position as of December 31, 2023, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

2.2Approval

These condensed consolidated interim financial statements were authorized and approved for issue on May 13, 2024.

2.3Income tax

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income or loss.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.4Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except the new standards, amendments and interpretations adopted by the Group during the period.

(a)New standards, amendments and interpretations adopted by the Group

The Group has applied the following standards and amendments for its reporting period commencing January 1, 2024:

●	Classification of Liabilities as Current or Non-current - Deferral of Effective Date (Amendment to IAS 1)
●	Non-current Liabilities with Covenants Amendments to IAS 1
●	Lease Liability in a Sale and Leaseback Amendments to IFRS 16
●	Supplier finance arrangements - Amendments to IAS 7 and IFRS 7
●	International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The amendments to standards listed above did not have any material impact on the Group’s interim financial statements except for Pillar Two Model Rules. Refer to note 11 for further details on the Pillar Two Model rules impact.

(b)New standards, amendments and interpretations not yet adopted by the Group

Certain new accounting standards, interpretations and amendments have been published through March 31, 2024, that are not yet effective and have not been early adopted by the Group. They are:

●	Lack of Exchangeability (Amendments to IAS 21)

The Company is in the process of analyzing the impact of the amendments to IAS 21.

2.5Segment reporting

Operating segments are components of IHS’ business activities about which separate financial statements are available and reported internally to the chief operating decision maker. The Group’s Executive Committee has been identified as the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

The Group’s Executive Committee currently consists of the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”), the General Counsel, the IHS Nigeria CEO, the Chief Human Resource Officer and the Executive Vice President of Communications.

Where operating segments share similar characteristics, they have been aggregated into reportable segments, of which the Group has identified four: Nigeria, Sub-Saharan Africa (“SSA”), Middle East and North Africa (“MENA”) and Latin America (“Latam”).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.Critical accounting estimates and judgments

The preparation of interim financial statements requires management to make certain judgments, accounting estimates and assumptions that affect the amounts reported for the assets and liabilities at the reporting date and the amounts reported for revenues and expenses during the period. The nature of the estimation means that actual outcomes could differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same, except as mentioned below, as those that applied to the consolidated financial statements for the year ended December 31, 2023.

(a)Going Concern

As part of their regular assessment of the Group’s liquidity and financing position, the Directors have prepared detailed forecasts for a period which extends beyond 12 months after the date of approval of these financial statements. In assessing the forecasts, the Directors have considered:

●	the current economic conditions in the operating markets and the impact on trading performance;
●	the impact of macroeconomic factors, particularly interest rates and foreign exchange rates, including further devaluation of the Nigeria Naira during the reporting period, and the ongoing impact of ongoing geopolitical conflicts and wars including on global diesel prices and supply chains for raw materials such as steel and for equipment, including batteries;
●	the status of the Group’s financial arrangements (see also note 18);
●	mitigating actions available should business activities fall behind current expectations; and
●	additional sensitivity analysis under a stressed scenario to assess the impact of a severe but plausible downside case.

In addition, the Directors have considered the following:

The Group has cash and cash equivalents of $333.2 million as of March 31, 2024:

●	Management has assessed current cash reserves and the availability of undrawn facilities and continues to monitor available liquidity in the context of ongoing operational requirements and planned capital expenditure;
●	All of the Group’s operations are cash generative; and
●	Our IT team monitors the risk of fraud, data or security breaches, loss of data and the potential for other cyber-related attacks and utilizes security measures to mitigate such risks.

Having carefully considered the factors noted above, the Directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for at least 12 months from the date of issuance of these financial statements and to operate within the covenant levels of its current debt facilities. The Directors therefore continue to consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

(b) Assessment of appropriate foreign exchange rate

The subsidiaries based in Nigeria previously translated their foreign currency transactions into the functional currency, Nigerian Naira, at the Nigerian Autonomous Foreign Exchange Fixing (“NAFEX”) prevailing rate at the date of the transaction.

In mid-June 2023, the Central Bank of Nigeria announced the unification of all segments of the foreign exchange market by replacing the old regime of multiple exchange rate “windows” for different purposes with, in effect, a market rate. The unification of the Nigeria foreign exchange market was aimed at eliminating multiple “windows” and to allow foreign exchange transactions to be determined by market forces via a single I&E window (subsequently renamed NAFEM in October 2023). The Group uses the USD/NGN rate published by Bloomberg for the translation of USD transactions and denominated balances in the Nigerian subsidiaries and also for consolidation purposes.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.Capital risk management and fair value measurements

The Group’s activities expose it to a variety of financial risks including market risk (foreign exchange risk and interest rate risk), credit risk and liquidity risk.

The financial statements do not include all financial risk management information and disclosures required in annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2023.

There have been no changes in any risk management policies since December 31, 2023.

Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
●	Inputs for the asset or liability that are not based on observable market data (that is unobservable inputs) (level 3).

The following tables present the Group’s financial instruments that are measured at fair value at March 31, 2024, and at December 31, 2023.

March 31, 2024	Level 1	Level 2	Total
	$’000	$’000	$’000

Fair value through other comprehensive income financial assets	9	—	9
Interest rate caps (note 15)	—	527	527
Embedded options within listed bonds (note 15)	—	8,180	8,180
Foreign exchange swaps (note 15)	—	(40,655)	(40,655)
	9	(31,948)	(31,939)

December 31, 2023	Level 1	Level 2	Total
	$’000	$’000	$’000

Fair value through other comprehensive income financial assets	13	—	13
Interest rate caps (note 15)	—	565	565
Embedded options within listed bonds (note 15)	—	1,540	1,540
Foreign exchange swaps (note 15)	—	(68,133)	(68,133)
	13	(66,028)	(66,015)

As of reporting period end, the Group had both level 1 and level 2 financial instruments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial instruments in level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise investment in marketable securities classified as fair value through other comprehensive income financial assets.

Financial instruments in level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Instruments included in level 2 comprise primarily of foreign exchange swaps, interest rate caps and options embedded in the bonds. Their fair values are determined based on mark to market values provided by the counterparty financial institutions or valuation techniques using observable market data.

Fair value estimation

	At March 31, 2024		At December 31, 2023
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$’000	$’000	$’000	$’000

Financial liabilities
Bank and bond borrowings (note 18)	3,468,341	3,297,434	3,510,847	3,224,775
	3,468,341	3,297,434	3,510,847	3,224,775

The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate.

The fair values of current assets and current liabilities are not materially different from their carrying values.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Segment reporting

The Group’s Executive Committee, identified as the chief operating decision maker (“CODM”), reviews and evaluates the Group’s performance from a business perspective according to how the geographical locations are managed. Regional and operating company management are responsible for managing performance, underlying risks, and effectiveness of operations. Regions are broadly based on a scale and geographic basis because the Group’s risks and rates of return are affected predominantly by the fact that the Group operates in different geographical areas.

The Executive Committee reviews the Company’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The CODM has identified four reportable and operating segments:

●	Nigeria;
●	SSA, which comprises operations in Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia;
●	Latam, which comprises operations in Brazil, Colombia and Peru; and
●	MENA, which comprises operations in Kuwait and Egypt. Although full operations in Egypt have not commenced, the business has incurred some costs.

All operating segments are engaged in the business of leasing tower space for communication equipment and capacity leasing and services on fixed broadband networks to MNOs and other customers (internet service providers, security functions or private corporations) and provide managed services in limited situations, such as maintenance, operations and leasing services, for certain towers owned by third parties within their respective geographic areas. However, they are managed and grouped within the four operating segments, which are primarily distinguished by reference to the scale of operations, to the similarity of their future prospects and long-term financial performance (i.e. margins and geographic basis).

The CODM primarily uses a measure of Adjusted EBITDA (defined as income/(loss) for the period before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites, reversal of provision for decommissioning costs, net (income)/loss on sale of assets, share-based payment (credit)/expense, insurance claims and certain other items that management believes are not indicative of the core performance of our business). The most directly comparable IFRS measure to Adjusted EBITDA is our income/(loss) for the period. The CODM also regularly receives information about the Group’s revenue, assets and liabilities. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and therefore are not allocated to operating segments. Segment Adjusted EBITDA represents Adjusted EBITDA excluding unallocated corporate expenses.

There are no revenue transactions which occur between operating segments. Intercompany finance income, finance costs and loans are not included in the amounts below.

The segment’s assets and liabilities are comprised of all assets and liabilities attributable to the segment, based on the operations of the segment and the physical location of the assets, including goodwill and other intangible assets and are measured in the same way as in the financial statements. Other assets and liabilities that are not attributable to Nigeria, SSA, Latam and MENA segments consist principally of amounts excluded from specific segments including costs incurred for and by Group functions not attributable directly to the operations of the reportable segments, share-based payment and any amounts due on debt held at Group level as the balances are not utilized in assessing each segment’s performance.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial information for the three months ended March 31, 2024, is as follows:

2024	Nigeria	SSA	Latam	MENA	Total
	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	227,734	131,315	47,773	10,922	417,744
Segment Adjusted EBITDA	102,869	69,652	33,845	6,072	212,438

Reconciliation of information on reportable segments to the amounts reported in the financial statements:
Segment Adjusted EBITDA					212,438
Finance costs (note 10)					(1,563,028)
Impairment of goodwill (note 7)					(87,894)
Depreciation and amortization (note 6 and 7)					(87,566)
Impairment of withholding tax receivables (note 7)					(8,216)
Share‑based payment expense (note 7)					(3,181)
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 6)					(3,060)
Other costs(a)					(2,485)
Business combination costs (note 7)					(232)
Insurance claims					10
Net gain on disposal of property, plant and equipment (note 7)					373
Finance income (note 9)					10,806
Unallocated corporate expenses(b)					(27,279)
Loss before income tax					(1,559,314)

Additions of property, plant and equipment, right of use assets and intangible assets:
- through business combinations	—	—	—	—
- in the normal course of business	21,113	7,391	44,256	824

Segment assets (at March 31, 2024)	890,799	1,352,030	2,036,385	177,858
Segment liabilities (at March 31, 2024)	394,252	846,260	732,871	105,508
(a)	Other costs for the three months ended March 31, 2024, included one-off consulting fees related to corporate structures and operating systems of $1.9 million and costs related to internal reorganization of $0.5 million.
(b)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial information for the three months ended March 31, 2023, is as follows:

2023	Nigeria	SSA	Latam	MENA	Total
	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	424,978	122,160	45,649	9,741	602,528
Segment Adjusted EBITDA*	271,879	65,481	31,172	3,666	372,198

Reconciliation of information on reportable segments to the amounts reported in the financial statements:
Segment Adjusted EBITDA*					372,198
Finance costs (note 10)*					(179,008)
Depreciation and amortization (note 6 and 7)*					(118,956)
Impairment of withholding tax receivables (note 7)					(11,255)
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 6)					(4,146)
Share‑based payment expense (note 7)					(3,289)
Other costs(a)					(2,175)
Business combination costs (note 7)					(1,459)
Other non-operating income					30
Insurance claims					145
Net gain on disposal of property, plant and equipment (note 7)					734
Finance income (note 9)					6,828
Unallocated corporate expenses(b)					(36,654)
Income before income tax					22,993

Additions of property, plant and equipment, right of use assets and intangible assets:
- through business combinations	—	—	—	—
- in the normal course of business	80,087	27,771	42,926	3,327

Segment assets (at March 31, 2023)*	2,397,464	1,583,787	2,021,888	177,168
Segment liabilities (at March 31, 2023)*	1,044,816	889,326	608,734	110,048

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

(a)	Other costs for the three months ended March 31, 2023, included one off consulting fees related to corporate structures and operating systems of $1.6 million and non-recurring professional fees related to financing of $0.2 million.
(b)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

Revenue from two tier one customers represents approximately 10% or more of the Group’s total revenue as follows:

	Three months ended
	March 31,	March 31,
	2024	2023

Customer A	60%	56%
Customer B	16%	17%

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.Cost of sales

	Three months ended
	March 31,	March 31,
	2024	2023*
	$’000	$’000

Power generation	88,820	115,290
Depreciation (note 13)(a)	73,771	103,615
Tower repairs and maintenance	15,579	27,864
Amortization (note 14)	9,963	11,254
Security services	7,839	12,798
Site regulatory permits	7,565	10,960
Staff costs	6,890	9,790
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent	3,060	4,146
Short-term rental	2,594	3,583
Travel costs	1,675	3,480
Insurance	1,191	1,307
Vehicle maintenance and repairs	438	563
Professional fees	402	541
Other(b)	34,503	1,458
	254,290	306,649

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

(a)	Presented net of related indirect tax receivable in Brazil of $0.4 million in 2024. Refer to note 13.
(b)	Included in “Other” for the three months ended March 31, 2024, are $32.1 million in foreign exchange losses on cost of sales (three months ended March 31, 2023: foreign exchange gains on cost of sales of $0.3 million).

7.Administrative expenses

	Three months ended
	March 31,	March 31,
	2024	2023
	$’000	$’000

Impairment of goodwill (note 14)	87,894	—
Staff costs	30,068	37,830
Professional fees	12,550	13,661
Facilities, short-term rental and upkeep	8,430	11,155
Impairment of withholding tax receivables(a)	8,216	11,255
Key management compensation	4,011	4,207
Share‑based payment expense (note 24)	3,181	3,289
Travel costs	2,883	3,144
Depreciation (note 13)	2,795	2,699
Amortization (note 14)	1,037	1,388
Operating taxes	449	80
Business combination costs	232	1,459
Net gain on disposal of property, plant and equipment	(373)	(734)
Other	5,323	7,888
	166,696	97,321

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(a)	Withholding tax receivables were impaired following the Group’s assessment of the recoverability of withholding tax assets based on a five-year cash flow projection and an analysis of the utilization of withholding tax balances against future income tax liabilities.

8. Loss allowance on trade receivables

The loss allowance for the three months ended March 31, 2024, is $4.6 million (three months ended March 31, 2023: $3.6 million). This represents the net impact of new or increased provisions for balances now assessed as doubtful partially offset by the reversal of allowances made in previous periods in respect of balances recovered in the period or no longer considered doubtful.

9.Finance income

	Three months ended
	March 31,	March 31,
	2024	2023
	$’000	$’000

Fair value gain on embedded options and interest rate caps	6,825	—
Interest income - bank deposits	3,981	6,498
Net foreign exchange gain arising from derivative instruments - unrealized	—	330
	10,806	6,828

10.Finance costs

	Three months ended
	March 31,	March 31,
	2024	2023*
	$’000	$’000

Net foreign exchange loss arising from financing - unrealized	1,373,739	26,707
Interest expenses - third party loans	93,290	84,578
Net foreign exchange loss arising from financing - realized	27,788	45,413
Net foreign exchange loss on derivative instruments - unrealized	24,962	—
Net foreign exchange loss on derivative instruments - realized	20,371	—
Interest and finance charges paid/payable for lease liabilities	15,718	14,895
Fees on loans and financial derivatives	4,861	3,443
Unwinding of discount on decommissioning liability	2,299	2,261
Fair value loss on embedded options and interest rate caps	—	1,711
	1,563,028	179,008

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.Taxation

	Three months ended
	March 31,	March 31,
	2024	2023
	$’000	$’000

Current taxes	4,630	35,308
Deferred income taxes	(6,694)	(20,090)
Total taxes	(2,064)	15,218

Income tax expense is recognized in each interim period based on tax computations for each group entity based upon the income or loss before tax in the period. Adjustments for material temporary and permanent differences are made by reference to the relevant tax rules, making suitable pro-rated adjustments for rates applying on an annual basis for the full financial year under the tax rules. Accordingly, the interim period income tax expense is accrued at the effective tax rate that would be applicable to the pre-tax income of the interim period.

The income tax payable reduction of $16.9 million for the three months ended March 31, 2024, is primarily driven by the movement in the uncertain tax positions ($14.5 million) as a result of the Naira devaluation.

As a result of the goodwill impairment in Latam tower businesses group of CGUs (refer to note 14) for the three months ended March 31, 2024, the Group reassessed recoverability of the related deferred tax assets and determined that no impairment of deferred tax assets was required.

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The United Kingdom has enacted a Multinational Top-Up Tax based upon the Organization for Economic Co-operation and Development Pillar Two Global Anti-Base Erosion Rules (“Pillar Two”). The legislation is in effect for the Group’s financial year beginning January 1, 2024. The Group is in scope by virtue of the parent company being tax resident in the UK.  The group applied the IAS 12 ‘Income taxes’ exception to recognizing and disclosing information about deferred tax assets and liabilities related to the Pillar Two model rules.

A liability to Pillar Two is anticipated to arise with respect to certain jurisdictions where the Pillar Two effective tax rate is below 15%. As a result, the Group recognised an estimated current tax expense of $5.0 million for the three months ended March 31, 2024.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12.Loss/(income) per share

The following table sets forth basic and diluted net (loss)/income per common share computational data (in thousands, except per share data):

	Three months ended
	March 31,	March 31,
	2024	2023*

(Loss)/income attributable to equity holders ($’000)	(1,557,250)	7,775
Less: allocation of loss to non‑controlling interest ($’000)	(3,922)	(2,806)
(Loss)/income attributable to IHS common shareholders ($’000)	(1,553,328)	10,581

Basic weighted average shares outstanding (‘000)	332,626	331,986
Potentially dilutive securities (‘000)	656	3,144
Potentially dilutive weighted average common shares outstanding (‘000)	333,282	335,130

(Loss)/income per share:
Basic (loss)/income per share ($)	(4.67)	0.03
Diluted (loss)/income per share ($)	(4.67)	0.03

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Potentially dilutive securities include share-based compensation options, but for the three months ended March 31, 2024, these securities were anti-dilutive and thus do not impact diluted loss per share.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.Property, plant and equipment

							Total
							(excluding
	Towers		Land	Furniture		Capital	Right of
	and tower	Fiber	and	and office	Motor	work in	use	Right of
	equipment	assets	buildings	equipment	vehicles	progress	asset)	use assets
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Cost
At January 1, 2023	2,961,567	364,182	63,586	32,308	27,277	287,158	3,736,078	1,165,180
Additions during the year(a)	64,165	32,293	3,017	3,775	4,481	351,362	459,093	123,281
Additions through business combinations (note 26)(b)	5,576	—	—	—	—	—	5,576	—
Reclassification	208,363	81,929	5,210	(2,300)	337	(293,539)	—	—
Transfer from advance payments	67,978	2,529	2,164	—	—	16,643	89,314	—
Disposals(c)	(122,022)	(35,575)	—	(1,743)	(2,216)	—	(161,556)	(52,271)
Effects of movement in exchange rates	(880,175)	3,431	(34,697)	(7,589)	(10,497)	(148,759)	(1,078,286)	(117,853)
Reclassified to assets held for sale(e)	(111,551)	—	—	(52)	—	(127)	(111,730)	(1,347)
At December 31, 2023	2,193,901	448,789	39,280	24,399	19,382	212,738	2,938,489	1,116,990

At January 1, 2024	2,193,901	448,789	39,280	24,399	19,382	212,738	2,938,489	1,116,990
Additions during the period(a)	10,620	276	776	137	270	32,021	44,100	24,843
Reclassification	27,972	562	—	157	—	(28,691)	—	—
Transfer from advance payments	5,236	3,159	71	—	—	398	8,864	—
Disposals(c)	(2,370)	(11)	—	(165)	(248)	—	(2,794)	(10,717)
Effects of movement in exchange rates	(354,378)	(29,271)	(11,697)	(2,971)	(3,973)	(49,721)	(452,011)	(77,176)
At March 31, 2024	1,880,981	423,504	28,430	21,557	15,431	166,745	2,536,648	1,053,940

Accumulated depreciation and impairment
At January 1, 2023	1,561,326	59,032	1,833	21,437	17,009	—	1,660,637	200,161
Charge for the year(d)	216,776	65,246	358	4,173	4,017	—	290,570	95,895
Impairment(e)	85,567	464	—	—	—	—	86,031	1,663
Disposals(c)	(120,503)	(34,506)	—	(1,723)	(2,141)	—	(158,873)	(23,920)
Effects of movement in exchange rates	(587,037)	6,143	(958)	(4,826)	(6,135)	—	(592,813)	(43,018)
Reclassified to assets held for sale(e)	(87,290)	—	—	(8)	—	—	(87,298)	(700)
At December 31, 2023	1,068,839	96,379	1,233	19,053	12,750	—	1,198,254	230,081

At January 1, 2024	1,068,839	96,379	1,233	19,053	12,750	—	1,198,254	230,081
Charge for the period(d)	35,713	16,716	57	1,244	644	—	54,374	22,562
Impairment(e)	1,793	—	—	38	—	—	1,831	343
Disposals(c)	(1,249)	(6)	—	(131)	(248)	—	(1,634)	(4,434)
Effects of movement in exchange rates	(221,824)	(5,340)	(360)	(2,534)	(2,358)	—	(232,416)	(21,057)
At March 31, 2024	883,272	107,749	930	17,670	10,788	—	1,020,409	227,495

Net book value
At December 31, 2023	1,125,062	352,410	38,047	5,346	6,632	212,738	1,740,235	886,909
At March 31, 2024	997,709	315,755	27,500	3,887	4,643	166,745	1,516,239	826,445

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(a)	Includes net movements in assets relating to the decommissioning and site restoration provision.
(b)	Includes subsequent asset acquisitions on business combination transactions.
(c)	The disposals value of right of use assets represents disposals due to terminated leases and the impact of remeasurement of lease assets as a result of changes in lease terms.
(d)	The charge for the period does not agree to the charge in the condensed consolidated statement of (loss)/income and other comprehensive income due to the indirect taxes benefit of $0.4 million in IHS Brasil Cessão de Infraestruturas S.A. claimed through depreciation over the useful life of the asset.
(e)	The impairment in the year ended December 31, 2023, includes $71.0 million from power equipment assets in the SSA segment being classified as assets held for sale and remeasured at fair value less costs to sell. As of March 31, 2024 a portion of the sale of these assets was concluded, with the remainder expected to be concluded within 12 months of being classified as held for sale. Assets are not depreciated while they are classified as held for sale. The impairment losses have been recognized in cost of sales in the condensed consolidated statement of (loss)/income and other comprehensive income.

Capital work-in-progress comprises mainly of tower and tower equipment still under construction and not yet available for use. The Group transfers such assets to the appropriate class once they are available for use. There were no qualifying borrowing costs capitalized during the year.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.Goodwill and other intangible assets

		Customer‑	Network‑
		related	related
		intangible	intangible
	Goodwill	assets	assets	Licenses	Software	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Cost
At January 1, 2023	885,639	1,031,366	175,290	30,588	29,244	2,152,127
Additions during the year	—	—	—	3,007	12,110	15,117
Additions through business combinations (note 26)(a)	—	2,224	766	—	—	2,990
Disposals	—	(16,219)	(1,758)	(117)	(14,928)	(33,022)
Effects of movement in exchange rates	(134,613)	(119,291)	(13,619)	(45)	(4,670)	(272,238)
Reclassified to assets held for sale	—	—	—	—	(271)	(271)
At December 31, 2023	751,026	898,080	160,679	33,433	21,485	1,864,703

At January 1, 2024	751,026	898,080	160,679	33,433	21,485	1,864,703
Additions during the period	—	—	—	—	234	234
Disposals	—	—	—	—	(5,400)	(5,400)
Effects of movement in exchange rates	(68,110)	(71,676)	(8,820)	(1,516)	(1,197)	(151,319)
At March 31, 2024	682,916	826,404	151,859	31,917	15,122	1,708,218

Accumulated amortization and impairment
At January 1, 2023	122,251	159,402	27,576	9,076	21,331	339,636
Charge for the year	—	34,044	7,217	6,288	2,834	50,383
Disposals	—	(16,219)	(1,758)	(117)	(13,328)	(31,422)
Effects of movement in exchange rates	9,477	(43,850)	(7,335)	351	(4,827)	(46,184)
Reclassified to assets held for sale	—	—	—	—	(38)	(38)
At December 31, 2023	131,728	133,377	25,700	15,598	5,972	312,375

At January 1, 2024	131,728	133,377	25,700	15,598	5,972	312,375
Charge for the period	—	7,360	1,525	1,008	1,107	11,000
Disposals	—	—	—	—	(5,400)	(5,400)
Impairment charge for the year	87,894	—	—	886	—	88,780
Effects of movement in exchange rates	(4,697)	(19,282)	(3,362)	(534)	(650)	(28,525)
At March 31, 2024	214,925	121,455	23,863	16,958	1,029	378,230

Net book value
At December 31, 2023	619,298	764,703	134,979	17,835	15,513	1,552,328
At March 31, 2024	467,991	704,949	127,996	14,959	14,093	1,329,988

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(a)	Includes subsequent asset acquisitions on business combination transactions.

Network-related intangible assets represent future income from leasing excess tower capacity to new Tenants. Customer-related intangible assets represent customer contracts and relationships.

Assets classified as assets held for sale are remeasured at fair value less costs to sell with impairment losses, if any, recognized in cost of sales in the condensed consolidated statement of (loss)/income and other comprehensive income. The sale of these assets is expected to be concluded within 12 months of being classified as held for sale. Assets are not amortized while they are classified as held for sale.

We have recognized an impairment of $87.9 million in the IHS Latam tower businesses group of CGUs. This is mainly due to the restructuring of our customer Oi S.A. (“Oi”) in Brazil. On April 19, 2024, an Oi restructuring plan was presented to court in Brazil and was agreed upon by creditors including IHS, in relation to Oi’s ongoing judicial recovery proceedings. As a result of the agreed upon terms, the carrying amount of the IHS Latam tower businesses group of CGUs has been reduced to its recoverable amount as of March 31, 2024, through the recognition of an impairment loss against goodwill. This loss is included in administrative expenses in the condensed consolidated statement of (loss)/income and other comprehensive income.

Changes in key assumptions from December 31, 2023, are as follows:

●	Discount rate changed from 11.0% to 10.3%

For the Latam tower businesses group of CGUs these reasonably possible change scenarios would individually result in the impairment charge increase as follows:

	1% increase	1% decrease	15% decrease
	in post tax	in terminal	in tenancy
	discount rate	growth rate	growth
	$'000	$'000	$'000
March 31, 2024
IHS Latam Tower businesses	165,663	103,808	110,944

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.Derivative financial instruments

The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the condensed consolidated statement of (loss)/income and other comprehensive income. The related net foreign exchange gain/(loss) is included in finance income (note 9) and finance costs (note 10).

The underlying contractual notional amounts for the derivative instruments as of March 31, 2024, and as of December 31, 2023 are as follows:

	March 31,	December 31,
	2024	2023
	$’000	$’000

Derivative instruments
Foreign exchange swaps	125,000	125,000
Embedded options within listed bonds	1,940,000	1,940,000
	2,065,000	2,065,000

The fair value balances are as follows:

	March 31,	December 31,
	2024	2023
	$’000	$’000

Derivative instruments
Foreign exchange swaps	(40,655)	(68,133)
Interest rate caps	527	565
Embedded options within listed bonds	8,180	1,540
	(31,948)	(66,028)

The change in fair value of the derivative instruments has been recorded in the condensed consolidated statement of (loss)/income and other comprehensive income as follows:

	Three months ended
	March 31,	March 31,
	2024	2023
	$’000	$’000

Derivative instruments
Foreign exchange swaps	(24,962)	330
Interest rate caps	185	(151)
Embedded options within listed bonds	6,640	(1,560)
	(18,137)	(1,381)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.Trade and other receivables

	March 31,	December 31,
	2024	2023
	$’000	$’000

Current
Trade receivables	258,378	233,528
Less: impairment provisions	(22,822)	(21,205)
Net trade receivables(a)	235,556	212,323
Other receivables(b)	41,789	317,452
Prepaid land rent	1,153	1,016
Other prepaid expenses	27,852	29,979
Advance payments	30,278	33,364
Withholding tax receivables	1,321	1,362
VAT receivables	13,705	12,339
	351,654	607,835
Non‑current
Accrued income and lease incentive	72,103	71,891
Other tax receivables	6,722	7,116
Payment in advance for property, plant and equipment	40,677	61,874
Contingent consideration receivable(c)	6,203	6,411
	125,705	147,292
(a)	The fair value is equal to their carrying amount.
(b)	Included in other receivables are short-term fixed deposits which are not classified as cash and cash equivalents as it exceeds the three-month maturity period. Most of these deposits were withdrawn in the current period and reclassified to cash and cash equivalents.
(c)	Receivable on the I-Systems Soluções de Infraestrutura S.A. acquisition. The balance increased since acquisition due to foreign exchange movements.

Payment in advance for property, plant and equipment relates to the future supply of tower and tower equipment and fiber assets. All non-current receivables are due within twenty years from the end of the reporting period. All current trade and other receivables are due within the 12 months from the end of the reporting period. The Group does not secure any collateral for its trade receivables.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.Trade and other payables

	March 31,	December 31,
	2024	2023
	$’000	$’000

Current
Trade payables	238,594	330,622
Deferred revenue	35,693	41,462
Withholding tax payable	6,241	3,555
Payroll and other related statutory liabilities	23,773	46,282
VAT payables	29,016	37,829
Other payables	77,858	72,877
	411,175	532,627
Non‑current
Other payables	5,069	4,629
	5,069	4,629

18.Borrowings

	March 31,	December 31,
	2024	2023
	$’000	$’000

Non‑current
Senior Notes	1,932,960	1,930,457
Bank borrowings	1,352,158	1,126,239
	3,285,118	3,056,696
Current
Senior Notes	22,924	26,912
Bank borrowings	125,354	107,110
Bank overdraft	10,667	675
Letters of credit	24,278	319,454
	183,223	454,151

Total borrowings	3,468,341	3,510,847

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.1Analysis of borrowings

Debt is made up of the following:

			Maturity			March 31,	December 31,
	#	Currency	date	Interest rate		2024	2023
						$’000	$’000

Senior Notes
IHS Holding Limited		US Dollar	2026	5.63%		506,183	498,920
IHS Holding Limited		US Dollar	2028	6.25%		506,597	498,635
IHS Netherlands Holdco B.V.		US Dollar	2027	8.00%		943,104	959,814

Bank borrowings
IHS Holding Limited	(a)	US Dollar	2025	3.75	% + CAS + 3M SOFR	371,132	370,935
IHS Holding Limited	(b)	US Dollar	2026	4.50	% + 3M SOFR	264,405	—
IHS Nigeria Limited	(c)	Nigerian Naira	2026	2.50	% + MPR; Capped at 24%	11,147	—
INT Towers Limited		Nigerian Naira	2028	2.50	% + MPR; Capped at 24%	122,835	186,302
IHS Côte d’Ivoire S.A.	(d)	CFA Franc	2028	6.50%		11,130	—
IHS Côte d’Ivoire S.A.	(d)	Euro	2028	3.50	% + 3M EURIBOR	59,302	—
IHS Côte d’Ivoire S.A.		CFA Franc	2024	5.00%		—	6,570
IHS Côte d’Ivoire S.A.		Euro	2024	3.00	% + 3M EURIBOR	—	4,841
IHS Zambia Limited		US Dollar	2027	5.00	% + CAS + 3M SOFR	76,454	81,297
IHS Brasil - Cessão de Infraestruturas S.A.		Brazilian Real	2031	3.10	% + CDI	238,464	252,341
I-Systems Soluções de Infraestrutura S.A.		Brazilian Real	2030	2.45	- 2.50% + CDI	84,274	84,305
IHS Kuwait Limited		Kuwait Dinar	2029	2.00	% + CBK Discount Rate	59,376	61,354
IHS Towers South Africa Proprietary Limited		South African Rand	2029	2.75	% + 3M JIBAR	178,993	185,404

Bank overdraft
IHS Towers South Africa Proprietary Limited	(e)	South African Rand	2024	11.50%		10,667	675

Letters of credit
IHS Nigeria Limited		US Dollar	2024	12.00	- 15.55%	5,762	98,918
INT Towers Limited		US Dollar	2024	12.00	- 15.75%	17,546	219,418
IHS Towers NG Limited		US Dollar	2024	15.49%		—	23
Global Independent Connect Limited		US Dollar	2024	13.25	- 15.25%	970	1,095
						3,468,341	3,510,847

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

i.Bank borrowings - new facilities, facility amendments and drawdowns during the reporting period

The Group is in compliance with the restrictive debt covenants related to the listed bonds and covenants related to external borrowings as of quarter end. Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on March 31, 2024.

(a)	IHS Holding (2022) Bullet Term Loan Facility

IHS Holding Limited entered into a $600.0 million term loan agreement in October 2022, (as amended and/or restated from time to time, the “IHS Holding 2022 Term Loan”), between, amongst others, IHS Holding Limited as borrower, Citibank Europe plc, UK Branch as facility agent and certain financial institutions listed therein as original lenders. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

In October 2023, the available commitments under the IHS Holding 2022 Term Loan were voluntarily reduced by $100.0 million and the availability period on the remaining balance in available commitments was extended to April 2024 from October 2023. In March 2024, the available commitments under the IHS Holding 2022 Term Loan were further voluntarily reduced by $70.0 million.

As of March 31, 2024, $370.0 million of the IHS Holding 2022 Term Loan was drawn down.

(b)	IHS Holding (2024) Term Facility

IHS Holding Limited entered into a $270.0 million loan agreement on March 8, 2024, (as amended and/or restated from time to time, the “IHS Holding 2024 Term Facility”), between, amongst others, IHS Holding Limited as borrower and Standard Chartered Bank (Singapore) Limited as the original lender. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

As of March 31, 2024, $270.0 million of the IHS Holding 2024 Term Facility was drawn down. The majority of the drawn proceeds have been applied toward the repayment of Letter of Credit Facilities in Nigeria.

(c)	Nigeria (2023) Revolving Credit Facility

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 55.0 billion (approximately $39.5 million) revolving credit facility agreement in January 2023, (as amended and/or restated from time to time the “Nigeria 2023 RCF”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., and Nigeria Tower Interco B.V. as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

As of March 31, 2024, NGN 15.0 billion (approximately $10.8 million) million of the Nigeria 2023 RCF was drawn down.

(d)	CIV (2023) Term Loan

IHS Côte d’Ivoire S.A. entered into a facility agreement originally in December 2023, (as amended and/or restated from time to time) with, amongst others, certain financial institutions listed therein as original lenders, split into one tranche with a total commitment of €88.0 million (approximately $94.9 million) (the “CIV 2023 Euro Tranche”), and another tranche with a total commitment of XOF 11.2 billion (approximately $18.3 million) (the “CIV 2023 XOF Tranche” and, together with the CIV 2023 Euro Tranche, the “CIV 2023 Term Loan”). The CIV 2023 Term Loan is governed by French law. Funds under

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the facility are to be applied towards, inter alia, refinancing certain indebtedness of IHS Côte d’Ivoire S.A. (including the IHS Côte d’Ivoire S.A. Facility), general corporate and working capital purposes, and funding a settlement of intercompany loans.

The CIV Term Loan will terminate in December 2028. As of March 31, 2024, €56.1 million (approximately $60.5 million) and XOF 7.1 billion (approximately $11.7 million) were drawn under this facility and the proceeds were applied towards, inter alia, the repayment of the IHS Côte d’Ivoire S.A. Facility.

(e)	IHS South Africa Overdraft

IHS SA entered into a ZAR 350.0 million (approximately $18.5 million) overdraft facility agreement in October 2023, (the “IHS SA Overdraft”). The IHS SA Overdraft is governed by South African law and funds borrowed under the facility will be applied towards general corporate purposes. The IHS SA Overdraft will terminate in October 2024.

As of March 31, 2024, ZAR 200.4 million (approximately $10.6 million) has been drawn down under this facility.

ii.Letters of credit

As of March 31, 2024, IHS Nigeria Limited has utilized $5.8 million through funding under agreed letters of credit. These letters mature on June 30, 2024, and their interest rates range from 12.00% to 15.55%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of March 31, 2024, INT Towers Limited has utilized $17.5 million through funding under agreed letters of credit. These letters mature on June 30, 2024, and their interest rates range from 12.00% to 15.75%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of March 31, 2024, Global Independent Connect Limited has utilized $1.0 million through funding under agreed letters of credit. These letters mature on June 30, 2024, and their interest rates range from 13.25% to 15.25%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19.Lease liabilities

	March 31,	December 31,
	2024	2023
	$’000	$’000

Current	89,203	91,156
Non‑current	492,475	510,838
Total lease liabilities	581,678	601,994

Lease liabilities represent the net present value of future payments due under long-term land leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the three-month period ended March 31, 2024, payments to the value of $30.3 million were made in respect of recognized lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement.

At March 31, 2024, and December 31, 2023, the contractual maturities of the lease liabilities were as follows:

		Total
	Carrying	contractual	Within	2 ‑ 3	4 ‑ 5	Over 5
	value	cash flows	1 year	years	years	years
	$’000	$’000	$’000	$’000	$’000	$’000

March 31, 2024
Lease liabilities	581,678	1,143,430	102,776	189,721	176,007	674,926

At December 31, 2023
Lease liabilities	601,994	1,181,459	101,709	193,434	180,895	705,421

Lease obligations contractual cash flows are disclosed with the same renewal expectation assumption assessed for lease accounting under IFRS 16. The average remaining lease term remaining at March 31, 2024, is 12.5 years.

20.Provisions for other liabilities and charges

Decommissioning and site restoration provision	March 31,	December 31,
	2024	2023
	$’000	$’000

At January 1	86,408	85,016
Decrease in provisions	(4,478)	(505)
Payments for tower and tower equipment decommissioning	(5)	(343)
Unwinding of discount	2,299	9,156
Effects of movement in exchange rates	(3,955)	(6,916)
At end of period/year	80,269	86,408

Analysis of total decommissioning and site restoration provisions:
Non‑current	80,086	86,131
Current	183	277
	80,269	86,408

This provision relates to the probable obligation that the Group may incur to dismantle and remove assets from tower sites. The amount recognized initially is the present value of the estimated amount that will be required to decommission and restore the leased sites to their original states, discounted using the risk-free rates of individual operations within the Group, adjusted for risks specific to the cash flows being discounted. The amount provided for each site has been discounted based on the respective lease terms attached to each site.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21.Stated capital

	Ordinary Shares
			Share capital		Share premium
	Number of		net of		net of
	shares	Share capital	issue costs	Share Premium	issue costs
	000’s	$’000	$’000	$’000	$’000

At December 31, 2023	332,519	100,311	99,756	5,324,525	5,295,056
Shares issued on exercise of options	349	105	105	2,773	2,773
At March 31, 2024	332,868	100,416	99,861	5,327,298	5,297,829

22.Other reserves

	Fair value
	through
	other		Share‑	Loss on	Foreign
	comprehensive		based	transaction	exchange
	income	Restructuring	payment	between	translation
	reserve	reserve	reserve	owners	reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At January 1, 2023	(3)	4,019	98,817	(840,359)	(123,745)	(861,271)
Other comprehensive income	12	—	—	—	950,843	950,855
Options converted to shares	—	—	(92,896)	—	—	(92,896)
Recognition of share‑based payment expense	—	—	13,168	—	—	13,168
Other reclassifications related to share-based payment	—	—	(1,426)	—	—	(1,426)
At December 31, 2023	9	4,019	17,663	(840,359)	827,098	8,430

At January 1, 2024	9	4,019	17,663	(840,359)	827,098	8,430
Other comprehensive income	1	—	—	—	1,050,192	1,050,193
Options converted to shares	—	—	(2,878)	—	—	(2,878)
Recognition of share‑based payment expense	—	—	3,255	—	—	3,255
At March 31, 2024	10	4,019	18,040	(840,359)	1,877,290	1,059,000

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

23.Non-controlling interest

	Three months ended
	March 31,	March 31,
	2024	2023
	$’000	$’000

Balance at January 1	237,506	227,200
Loss for the period	(3,922)	(2,806)
Other comprehensive (loss)/income	(6,673)	5,202
Balance at March 31	226,911	229,596

Set out below is summarized financial information for the I-Systems subsidiary, being the only subsidiary that has non-controlling interest that is material to the Group. The amounts disclosed are before intercompany eliminations.

	I-Systems Soluções de Infraestrutura S.A.
Summarized statement of financial position	March 31,	December 31,
	2024	2023
	$’000	$’000

Current assets	41,201	83,274
Current liabilities	(52,102)	(53,797)
Current net assets	(10,901)	29,477

Non-current assets	540,133	527,592
Non-current liabilities	(108,346)	(114,681)
Non-current net assets	431,787	412,911

Net assets	420,886	442,388

Accumulated non-controlling interest at the end of the period/year	206,234	216,770

	I-Systems Soluções de Infraestrutura S.A.
Summarized statement of comprehensive (loss)/income for the reporting period	Three months ended
	March 31,	March 31,
	2024	2023
	$’000	$’000

Revenue	20,249	16,442
Loss for the period	(7,227)	(4,257)
Other comprehensive (loss)/income	(14,276)	10,329
Total comprehensive (loss)/income	(21,503)	6,072

Loss allocated to non-controlling interest during the period	(3,541)	(2,086)

	I-Systems Soluções de Infraestrutura S.A.
Summarized statement of cash flows for the reporting period	Three months ended
	March 31,	March 31,
	2024	2023
	$’000	$’000

Cash flows generated from/(used in) operating activities	11,802	(1,325)
Cash flows used in investing activities	(18,724)	(23,266)
Cash flows (used in)/generated from financing activities	(150)	37,394
Net (decrease)/increase in cash and cash equivalents	(7,072)	12,803

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

24.Share-based payment obligation

The total charge to the condensed consolidated statement of (loss)/income and other comprehensive income for the three months ended March 31, 2024, was $3.2 million (three months ended March 31, 2023: $3.3 million). There have been no new options awarded as part of the existing Omnibus employee share-based payment plan in the three month period ended March 31, 2024.

March 2024 Valuation assumptions - Omnibus employee share-based payment scheme

The Omnibus options issued were valued at $49.9 million at issue using a share price assumption within a range of $5.27 - $11.55 depending on the grant date. The fair value of the RSUs and PSUs with non-market conditions determined using share price at grant date amounted to $22.7 million and $19.0 million respectively while the fair value of the PSUs with market conditions determined using the Monte Carlo model amounted to $8.2 million. At March 31, 2024, a forfeiture rate of 7% was assumed resulting in an expected charge over the remaining term of the options of $12.5 million. Volatility within a range of 35.9% to 50.91% was determined by calculating the observed historical volatilities over the end of the performance period of the grants. No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and no dividends are planned to be paid in the near future.

25.Cash from operations

	Three months ended
	March 31,	March 31,
	2024	2023*
	$’000	$’000

Reconciliation:
(Loss)/income before taxation	(1,559,314)	22,993
Adjustments:
Depreciation of property, plant and equipment (note 6 and 7)	76,566	106,314
Amortization of intangible assets (note 6 and 7)	11,000	12,642
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 6)	3,060	4,146
Impairment of goodwill (note 7)	87,894	—
Loss allowance on trade receivables (note 8)	4,560	3,560
Impairment of withholding tax receivables (note 7)	8,216	11,255
Amortization of prepaid site rent	2,602	2,705
Net gain on disposal of plant, property and equipment (note 7)	(373)	(734)
Insurance claim income	(10)	(145)
Finance income (note 9)	(10,806)	(6,828)
Finance costs (note 10)	1,563,028	179,008
Share‑based payment expense (note 7)	3,181	3,289
Operating income before working capital changes	189,604	338,205

Changes in working capital
(Increase)/decrease in inventory	(11,444)	7,910
Increase in trade and other receivables	(75,251)	(88,242)
Decrease in trade and other payables	(9,925)	(6,014)
Net movement in working capital	(96,620)	(86,346)

Cash from operations	92,984	251,859

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

26.Business Combinations

For acquisitions that meet the definition of a business combination, with the exception of the additional stages of the Kuwait Acquisition which are accounted for as assets acquisition, the Group applies the acquisition accounting method where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. The Group completed one additional stage of the Kuwait Acquisition in 2023. There were no acquisitions during the three-month period ended March 31, 2024.

IHS Kuwait Limited

In the 2020 financial year IHS GCC KW Holding Limited (‘IHS GCC KW’), a subsidiary of IHS Holding Limited completed the first two stages of the acquisition of 1,620 towers from Mobile Telecommunications Company K.S.C.P. (‘Zain Kuwait’) comprising 1,162 towers. During April 2021, October 2021, September 2022 and August 2023 IHS GCC KW completed the third, fourth, fifth and sixth stages of the acquisition of 1,620 towers from Zain Kuwait comprising 67, 126, 43 and 101 towers respectively.

As part of the transaction, some towers that we have not purchased are managed and operated under a Managed Services agreement, and currently comprise approximately 121 towers. IHS GCC KW transferred the purchase right to IHS Kuwait Limited for the Construction, Erection and Maintenance of Wired and Wireless Communication and Radar Towers and Stations with Limited Liability (‘IHS Kuwait’) who operates the towers as a standalone business. As part of the agreement, IHS Kuwait also assumed existing supplier contracts and land leases, allowing it to apply the Group business processes and deliver services immediately after the assignment of the towers.

As part of the agreement, Zain Kuwait subscribed for shares in IHS GCC KW representing 30% of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date of the 101 towers acquired in 2023 and the amounts of revenue and income/(loss) of the acquiree since the acquisition date included in the condensed consolidated statement of (loss)/income and other comprehensive income.

2023
$’000

Gross consideration	6,408
Less: consideration received in exchange for a retained 30% interest (by Zain Kuwait) in IHS GCC KW	(1,922)
Net cash consideration for 70% controlling interest in the acquired towers	4,486

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	5,576
Customer-related assets	2,224
Network-related assets	766
Trade and other payables	(2,158)
Total identifiable net assets acquired (at 100%)	6,408

Goodwill	—

Non-controlling interest portion of above at 30%	1,922

Revenue - post-acquisition	n.a.
Income/(loss) - post-acquisition	n.a.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

27.Capital commitments and contingent liabilities

27.1Capital commitments

The Group was committed to the purchase of property, plant and equipment of approximately $127.3 million at March 31, 2024 (December 31, 2023: $162.9 million).

27.2Contingent liabilities

The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business. The Group reviews these matters in consultation with internal and external legal counsel to make a determination on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.

The Group’s contingent liabilities in respect of litigations and claims amounted to $12.7 million at the end of the reporting period (December 31, 2023: $11.9 million).

Based on legal advice received, claims against the Group are not considered probable, thus no provisions have been made in these financial statements.

In the ordinary course of business, the Group is subject to regular tax reviews. A number of tax disputes have been raised in multiple jurisdictions, some of which are ongoing, including in Nigeria.

The Group exercises judgment and makes estimates to determine whether to recognize provisions and makes disclosures for contingent liabilities, where considered necessary.

In respect of the ongoing tax disputes, the Group is vigorously defending its position and believes that no present obligation has been established.

The Group has made a provision for uncertain tax positions and believes that the probable quantum of potential future cash outflows in relation to these tax disputes is unlikely to exceed the amount provided in this regard.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

28.Events after the reporting period

(a)	IHS Holding 2022 Term Loan

In April 2024, $60.0 million in available commitments were drawn down under this loan agreement. As of May 10, 2024, IHS Holding 2022 Term Loan has been fully drawn down in an amount of $430.0 million.

(b)	Nigeria (2023) Revolving Credit Facility

As of May 10, 2024, NGN 27.8 billion (approximately $19.9 million) has been drawn down under this facility.

(c)	IHS South Africa Overdraft

As of May 10, 2024, ZAR 128.5 million (approximately $6.8 million) has been utilized under this facility.

(d)	Peru Share Purchase Agreement

On April 30, 2024, we completed the sale of our subsidiary in Peru, IHS Peru S.A.C., to the affiliates of SBA Communications Corporation. These assets classified as held for sale will be derecognized in the three months ending June 30, 2024.

(e)	Omnibus employee share-based payment scheme

In May 2024, a total of 6,339,851 options were awarded as part of the existing Omnibus employee share-based payment plan. The plan will be deemed equity settled and comprise of:

●	Restricted stock units, which do not include performance conditions and vest in three equal portions in March 2025, 2026 and 2027.
●	Performance stock units (“PSU”), with an Adjusted Levered Free Cash Flow target and a cumulative total shareholder return target. Adjusted Levered Free Cash flow target is a non-market-based performance condition, assessed annually over a three-year period. A cumulative total shareholder return target is market-based, will be valued based on a Monte Carlo model for a three-year performance period, an approach that is commonly used for IFRS 2 valuations. The PSUs include a vesting period which is 3 years up to March, 2027.
(f)	MTN South Africa Power-as-a-Service (“PaaS”)

In May 2024, we signed an agreement with MTN South Africa to unwind the power managed services agreement previously entered into with them in 2022. The terms of the agreement provide that, once customary closing conditions precedent have been satisfied, the previously executed power managed services arrangement will be terminated, MTN will buy back power assets, and certain related amendments to our master lease agreement (including a 2-year extension to its term) will take effect.

(g)	Naira upstreaming

Between the end of the reporting period and up to May 10, 2024, NGN 77.9 billion (approximately $61.0 million) has been upstreamed from Nigeria.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of our annual report on Form 20-F for the year ended December 31, 2023, (“Annual Report”), dated March 12, 2024, filed with the Securities and Exchange Commission (“SEC”) pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are one of the largest independent owners, operators and developers of shared communications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 788 million people in emerging markets, across three regions and eleven countries. We are one of the largest independent multinational tower operators globally by tower count and are solely focused on the emerging markets. As of March 31, 2024, we operated 40,278 Towers across seven countries in Africa, three countries in Latin America and one country in the Middle East. As of March 31, 2024, we are the largest independent tower operator in seven of the eleven markets in which we operate, and we are the only independent tower operator of scale in five of these markets. On April 30, 2024, we completed the sale of our subsidiary in Peru, IHS Peru S.A.C., to affiliates of SBA Communications Corporation. The subsidiary’s non-current assets classified as “Assets held for sale" will be derecognized in the three months ending June 30, 2024.

We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in communications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals, when feasible. Historically, our business has been predominantly focused on the African continent, however in 2020 we started complementing this with investment into other regions and adjacent communications infrastructure offerings. Our initial expansion outside of Africa was in the Middle East via Kuwait, and we later further expanded our footprint with our entrance into Latin America via Brazil, Peru and Colombia. Each of these acquisitions supported our inorganic growth strategy of expanding into additional regions that met our investment criteria, which opened up new markets that we believed would provide future organic and inorganic growth opportunities. Our investment criteria suggests that inorganic growth opportunities will be limited for the foreseeable future, as we assess inorganic investment as just one of various forms of capital allocation.

Our core business is providing shared communications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, through I-Systems, we provide “Fiber-to-the-Home” or “FTTH” fiber connectivity to our customers through a neutral network infrastructure solution for broadband service, and in Nigeria we provide “Fiber-to-the-Tower” or “FTTT” connectivity to our customers. Finally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of March 31, 2024, our owned and operated tower portfolio supported 59,997 Tenants, with a Colocation Rate of 1.49x.

Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 22 transactions, building a footprint that currently covers Nigeria, South Africa, Côte d’Ivoire, Cameroon, Zambia, Rwanda, Brazil, Colombia, Kuwait and Egypt.

Reportable Segments

Our operations are organized into four segments, which reflect the way our chief operating decision maker, or CODM, is provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Our operating segments are Nigeria, which comprises our operations in Nigeria; Sub Saharan Africa, or SSA, which comprises our operations in

Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia; Latin America, or Latam, which comprises our operations in Brazil, Colombia and Peru; and the Middle East and North Africa, or MENA, which comprises our operations in Kuwait and Egypt. Although full operations in Egypt have not commenced, the business has incurred some costs.

We use revenue and segment Adjusted EBITDA to assess the performance of our reportable segments. Segment Adjusted EBITDA is our principal segment measure of profitability.

Our Revenue

We measure revenue in three categories, namely (i) organic, (ii) inorganic and (iii) non-core.

Organic revenue captures the performance of our existing business without the impact of new tower portfolios or businesses acquired since the beginning of the prior year period (except as described as inorganic below). Specifically, organic revenue captures the impact of (i) new Colocation and Lease Amendments; (ii) changes in pricing including from contractual lease fee escalation, power indexation and foreign exchange resets; (iii) New Site construction; (iv) fiber connectivity and (v) any impact of Churn and decommissioning. In the case of an acquisition of new tower portfolios or businesses, the impact of any incremental revenue after the date of acquisition from new Colocation and Lease Amendments or changes in pricing on the Towers acquired, including from contractual lease fee escalation and foreign exchange resets, is also captured within organic revenue.

Inorganic revenue captures the impact on revenue from existing Tenants of new tower portfolios or businesses that we have acquired since the beginning of the prior period (except as described above). Where tower portfolios or businesses were acquired during the current period under review, inorganic revenue is calculated as the revenue contribution from those acquisitions in their “at acquisition” state (measured as the local currency revenue generated during the first full month following the acquisition) in the current period. This treatment continues for 12 months following acquisition. In August 2023, IHS Kuwait completed the sixth stage of the acquisition from Zain Kuwait comprising of 101 Towers and 109 Tenants. We therefore have inorganic revenue for the three month period ended March 31, 2024.

Non-core captures the impact of movements in foreign exchange rates on the translation of the results of our local operations from their local functional currency into U.S. dollars, which is measured by the difference in U.S. dollars between (i) revenue in local currency converted at the average foreign exchange rate for that period and (ii) revenue in local currency converted at the average foreign exchange rate for the prior period. This foreign currency impact is then partially compensated for in subsequent periods by foreign exchange reset mechanisms, which are captured in organic revenue.

The organic and non-core components of our revenue cannot be considered independently from each other in assessing, for instance, what the impact on organic revenue would have been in the absence of change in the foreign exchange rate. In fact, the periodic (monthly, quarterly, semi-annually or annually) nature of our reset mechanisms is such that there is a delay between the period during which a change in foreign exchange rate occurs and the next contractual reset occurs.

Foreign exchange resets are included in some MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). MLAs with foreign exchange resets typically contain a mechanism for determining the foreign exchange rate for a set period at which the lease fee linked to the non-local currency (such as U.S. dollar) is translated into local currency and invoiced to the customer. In such cases, the foreign exchange rate determined by this mechanism is reset monthly, quarterly, semi-annually or annually.

The foreign exchange resets function such that the portion of lease fees that is linked to U.S. dollars and the portion of lease fees that is linked to local currency are fixed in local currency for the contractual period between reset dates (for example, for a period of one year if the reset is annual). As a result, in the event of a devaluation, there is a delay between the timing of the devaluation and the next contractual reset.

During the period between the date of the devaluation and the date of the reset, all of our revenue (i.e., both revenue that is contractually linked to the U.S. dollar and revenue that is contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward.

In addition, the conversion rates included in our MLAs may also be different from the rates at which our financial results are translated into U.S. dollars for reporting purposes. For further discussion on different exchange rates within the market, please refer to“— Multiple foreign exchange markets with different exchange rates.”

While a number of the MLAs with our customers are deemed automatically renewed if not canceled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, our MLA with MTN in Zambia was up for renewal in 2024 and was renewed in March 2024. MLAs with certain customers in Nigeria and Rwanda are up for renewal in 2024 and MLAs with certain customers in Rwanda, South Africa and Zambia are up for renewal in 2025. No assurance can be given that our customers will renew their customer lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements, or that we will be successful in negotiating favorable terms with these customers.

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

New Colocation and Lease Amendments

Colocation and Lease Amendments are key drivers of incremental organic revenue in communications infrastructure sharing. Colocation involves adding new tenants to existing sites, where the addition of an incremental tenant to an existing site can introduce a full additional lease fee. Lease Amendments involve adding additional equipment or providing certain ancillary services at existing sites for existing Tenants and for a recurring lease fee. Examples of Lease Amendments include an existing customer taking more space on a tower, adding equipment for new technologies, such as 3G, 4G or 5G, adding additional microwave transmission or fiber infrastructure services, as well as certain ancillary services. A Lease Amendment typically increases revenue by a proportionally lower amount than a Colocation given such equipment typically consumes less space and power than a Colocation. However, gross margin contribution of a Lease Amendment is generally comparable to a Colocation.

Colocation and Lease Amendments improve overall gross margins, operating margins and cash flow given the limited incremental cost to deliver such services. Typically, the main incremental cost to deliver Colocation or Lease Amendments is $6,000 to $16,000 in augmentation capital expenditure. Additionally, in our African markets, the main incremental ongoing cost for Colocation and Lease Amendments is power cost for the additional equipment or services. We continually seek to increase Colocation and Lease Amendments for our existing sites through an active sales and marketing process. Our sites that are either at or near structural capacity can also be strengthened to meet future leasing capacity with relatively minor capital investments. In February 2024, we entered into an agreement with Airtel Nigeria which includes among other things a commitment for Airtel Nigeria to take approximately 3,950 tenancies over the next five years.

The demand for Colocation and Lease Amendments from MNOs is driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets.

Contractual lease fee escalation and foreign exchange resets

Our MLAs generally contain annual inflation-linked escalation provisions under which the underlying lease fees, and therefore our revenue, may increase each year. These contractual escalators are typically linked to the consumer price index, or CPI, of the country of operation and/or the United States, depending on the underlying currency denomination of the lease fee. Lease fee components priced in local currency typically have escalators linked to local CPI applied annually for the subsequent 12 months. Lease fee components priced in U.S. dollars typically have escalators linked to U.S. CPI applied annually for the subsequent 12 months. Our MLAs with certain customers are subject to fixed, capped or floored escalators.

Our MLAs sometimes contain a portion of lease fees which are linked to power indexation metrics including diesel and electricity prices.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). For further discussion on these foreign exchange resets, please refer to “— Our Revenue.”

New Site construction

New Site construction is a key driver of incremental organic revenue through the customer revenue we invoice from the date the New Site becomes ready for service. New Site construction is also a component of discretionary capital expenditure. Building New Sites requires capital expenditure, principally including materials for the tower, power equipment, land lease fees or land purchase fees, tower construction activities, including civil work, transportation and labor, as well as ongoing operational expenditures for site operation and maintenance. Therefore, construction of New Sites increases our capital expenditure and cost of sales. We pursue construction of New Sites as a key strategy in growing our tower portfolio and providing future capacity for Colocation and Lease Amendments. We do not engage in speculative building and only construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation.

Demand for New Sites from MNOs is typically driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services and requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. For example, we often see an increase in demand for New Sites as new technology is rolled out in markets, such as 3G or 4G.

New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions / distributed antenna systems, rooftop towers and cells-on-wheels. These New Sites always begin operations with at least a single Tenant, with Colocation and Lease Amendments expected at future dates. The average cost to build a New Site in our African and Middle East markets is typically in the range of between $50,000 and $110,000, while in Latin America the cost is typically in the range of between $40,000 and $80,000 depending on the market of operation and specification of the tower.

Consequently, the construction of New Sites generally has a positive effect on revenue, and as Colocation and Lease Amendments occur on the tower, we expect to drive incremental organic revenue and have a positive effect on gross margins and operating margins.

Churn

Churn refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue on a site in any particular period, adjusted for the reintegration of previously lost tenancies. For example, a Tenant may Churn if the relevant MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Other than a customer Churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to Churn a limited number of sites each year without penalty.

We experienced Churn in the three months ended March 31, 2024 of 191 Tenants.

Decommissioning

In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate Tenants from one tower onto a nearby tower as an additional Colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditure at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption. The spend associated with decommissioning a site is approximately between $3,200 to $30,000.

Acquisitions of tower portfolios and businesses

The acquisition of tower portfolios and businesses from MNOs and independent tower companies results in incremental inorganic revenue during the period in which the acquisitions occur. Acquisitions of tower portfolios and businesses result in the immediate increase in the size of our overall tower portfolio and help expand our footprint in existing and new markets. Once towers are acquired, we receive revenue from the Tenants and Lease Amendments on such sites and we are responsible for future capital expenditure and costs of sales related to the sites. As we acquire new portfolios of towers, we may incur additional administrative expenses, particularly from acquisitions in new markets, which may impact our operating margins.

Currency exchange rate

Our operations are conducted by subsidiaries in Nigeria, Côte d’Ivoire, Cameroon, Zambia, Rwanda, South Africa, Kuwait, Brazil, Colombia and Peru, and the functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), Rwandan Franc (RWF), South African Rand (ZAR), Kuwaiti Dinar (KWD), Brazilian Real (BRL), Colombian Peso (COP), and Peruvian Sol (PEN), respectively. A foreign currency transaction is translated into the functional currency using the exchange rate prevailing at the date of the transaction (or the date of valuation where an item is re-measured). The foreign exchange gain or loss resulting from (i) the settlement of such transaction or (ii) the translation of a monetary asset or liability denominated in a foreign currency is recognized at the exchange rate at period end in the statement of income and comprehensive income.

Our operating subsidiaries’ financial results are then translated into U.S. dollars for reporting purposes. Income and expenses are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). Assets and liabilities are translated at the exchange rate at period end.

As a result of the translations described above, our results are impacted by fluctuations in foreign exchange rates.

During the three month period ended March 31, 2023, we experienced an appreciation of the BRL, NGN, XAF and XOF currencies and a depreciation of the RWF, ZAR and ZMW currencies, each compared to the U.S. dollar, being the primary reason for net foreign exchange losses arising from financing of $72.1 million in the period.

During the three month period ended March 31, 2024, we experienced a significant depreciation of the NGN from ₦911.7 to $1.00 as of January 1, 2024, to ₦1,393.5 to $1.00 as of March 31, 2024. In addition, in the three month period ended March 31, 2024, we experienced a depreciation of the BRL, RWF, XAF, XOF and ZAR currencies, each as compared to the U.S. dollar, resulting in net foreign exchange losses arising from financing of $1,401.5 million in the period. This was primarily driven by our Nigeria segment which incurred a net foreign unrealized exchange loss arising from financing of $1,369.2 million, primarily from intercompany loans which are USD denominated.

For further discussion on the impact of the Naira devaluation, please refer to “— Results of Operations.”

Multiple foreign exchange markets with different exchange rates

From time to time in the markets in which we operate, there have existed situations where there are differing official exchange rates in the market. Accordingly, we were required to regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of the Naira books of our Nigerian operations to U.S. dollars for our consolidated group reporting purposes, in accordance with the requirements of IFRS in translating foreign operations or foreign transactions. In determining the appropriate rate, we assess factors such as access to those rates in the future in order to meet payments or make dividends in the appropriate currency. In determining whether it is appropriate to move from one official rate to another, we consider the available rates in official markets for settlement of transactions. The foreign exchange rate that we determined to be the most appropriate for the translation of our results for group reporting purposes may also have differed from the conversion rates contained within our contracts.

It should be noted that as a consequence of the previous regime of multiple exchange rate “windows” for different purposes, we reached agreement with certain of our Key Customers in Nigeria in 2020 to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg. Most significantly, our contracts with MTN Nigeria previously contained clauses which determined that a portion of the lease fee paid to IHS Towers was based on a pre-agreed U.S.

dollar lease fee converted into Naira at the time of invoicing at the prevailing CBN rate. On July 23, 2020, we amended these contracts with MTN Nigeria so that, among other things, the reference foreign exchange rate for converting the U.S. dollar portion of the lease fees into Naira was changed to the prevailing USD exchange rate of NAFEX, defined within the contracts with a reference to the USD/Naira rate published by Bloomberg. The effective date of the agreement with MTN Nigeria is April 1, 2020. However, the agreement with MTN Nigeria was concluded in July 2020 and, as such, the financial impact of any amendments to billing in the second quarter of 2020 resulting from the agreement were reflected in our results for the third quarter of 2020.

While we previously reached agreement with our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg, should similar circumstances arise again (or continue to exist where there is a divergence between the applicable market rate or translation rates for our financial results and the exchange rates reflected in our contracts with customers, or a divergence between the prevailing market rate on Bloomberg and other exchange rates in the market), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts.

In June 2023, the CBN implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single I&E window within which foreign exchange transactions would be determined by market forces and which was subsequently renamed NAFEM in October 2023. The Group uses the USD/NGN rate published by Bloomberg, for Group reporting purposes. As a result of the above, there were significant devaluations in the Naira during the second half of 2023 as well as during the three month period ended March 31, 2024.

For further discussion on the impact of this change in exchange rates, please refer to “— Results of Operations.”

Maintenance of sites

We incur capital expenditure in relation to the maintenance of our towers and fiber infrastructure, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair and replacement of fixtures and fittings of existing sites, and fiber equipment and power equipment at existing sites. A large component of maintenance capital expenditure is for the replacement and servicing of generators and batteries at our sites, which may decrease, should the grid availability in our markets improve. Maintenance capital expenditure per Tower is typically in the range of $2,000 to $6,000 per year in our African and Middle East markets.

In addition to this corrective maintenance capital expenditure, maintenance costs are also incurred in cost of sales where these relate to preventive maintenance that includes the replacement of spare parts and routine checks. Maintenance capital expenditure in Latin America is typically lower given the current scope of maintenance required on Towers.

Typically, when we acquire a tower portfolio, it may be necessary to refurbish the newly acquired Towers in order to bring them to the standard of the rest of our portfolio.

Refurbishment capital expenditure typically involves the deployment of a suitable power system for that site, repairs to the site or improvements to the site structure in order to be in line with our safety obligations, and adaptations to site security and monitoring abilities. Refurbishment capital expenditure is one-off in nature, following which those sites should then have normalized maintenance capital expenditure requirements related to the maintenance of sites as described above. Refurbishment capital expenditure is a component of discretionary capital expenditure since it is typically considered in conjunction with the acquisition of tower portfolios. The capital expenditure associated with refurbishment varies from market to market and tower to tower.

Carbon reduction roadmap

On October 24, 2022, we announced our Carbon Reduction Roadmap which provides a comprehensive strategy for decreasing our operational emissions by reducing diesel usage on tower sites, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 2030, using 2021 emissions data as the baseline.

Savings will be achieved by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for the Carbon Reduction Roadmap are our operations in Cameroon, Côte d’Ivoire, Kuwait, Nigeria, Rwanda, and Zambia. However our plans in Cameroon, Côte d’Ivoire, Kuwait, Rwanda, and Zambia will only include connecting more sites to the grid.

The total capital expenditure incurred on Project Green from commencement until March 31, 2024, was $205.6 million, of which a saving of $1.4 million was recognized in the three month period ended March 31, 2024.

Cost and consumption of diesel

Power is our largest single operating expense and, in particular, diesel pricing typically has the largest impact on changes in our operating expense. The largest impact is in our Nigerian operations due to low power grid availability and our South African operations where they are connected to the grid and experience significant load shedding. Fluctuations in the price of oil and foreign exchange effects have a direct correlation to the price of diesel that we pay to suppliers in our markets. Falling oil prices should lower our costs, with the degree of reduction dependent on both foreign exchange effects and our diesel requirements. In the case of rising oil prices and the associated cost of diesel, we benefit in limited situations from power indexation clauses in some of our MLAs, which provide pass-through provisions in relation to increased diesel prices and conversely falling diesel prices. However, as the majority of our contracts do not have such pass-through provisions, we remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly and/or we are unable to enter into adequate cost pass-through arrangements. In Nigeria, to help mitigate against fluctuations in the price of diesel, we bulk buy diesel from time to time to take advantage of suitable pricing. Furthermore, we have been reducing our overall diesel consumption through targeted investment in power system solutions to provide power to sites more efficiently, including the use of hybrid and solar systems.

Due to the current volatility in oil prices, the ICE Low Sulphur Gasoil price has decreased over the last three months from an average of $819/MT in the three month period ended March 31, 2023 to an average of $813/MT in the three month period ended March 31, 2024.

On May 31, 2023, the Nigeria Federal Inland Revenue Service issued a letter to diesel suppliers in Nigeria, informing them they would be required to pay VAT at 7.5% on imported diesel at the point of entry into the country. However, on October 1, 2023, the Federal Government of Nigeria suspended VAT on imported diesel for a period of six months effective from October 1, 2023 through to March 31, 2024. Once the suspension has lifted, there may be a direct impact on the Group’s operating costs in Nigeria because the VAT on these inputs might not be able to be fully offset by a pass through to our customers.

Cost of ground leases

The majority of towers we own and operate are on land that we lease from individual landlords. Ground lease fees are generally paid in advance monthly or for a one, five, or ten-year portion of the overall duration of the lease (although in our South Africa business, we typically pay our ground leases fees monthly in advance), with typically pre-agreed lease fee increases of between 3% and 60% or variable increases for each subsequent one, three, five or ten-year period. As we roll out additional sites, we are often required to either enter into leases with new landlords, which we endeavor to do under similar terms to those of our existing leases, or acquire the land.

Customer concentration

A significant portion of our revenue in each of our markets of operation is derived from a small number of customers who usually constitute some of the largest MNOs in those markets. In particular, in the three months ended March 31, 2024, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 98.4% of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 41.4% and 12.2%, respectively, of our consolidated revenue for the three months ended March 31, 2024. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us.

Market volatility

We and our customers operate in various international markets, particularly in emerging markets such as in Africa. As a result, we are exposed to economic, political and other uncertainties prevailing in such markets, particularly Nigeria, which is our largest market of operation.

In August 2023, S&P revised the outlook on IHS Holding to stable from negative and affirmed their B+ ratings on the company and its debt. In addition, S&P revised the outlook on the foreign currency rating on Nigeria to stable from negative and in December 2023, Moody's improved the outlook on Nigeria from stable to positive. In May 2024, Fitch revised the outlook on the Long-Term Foreign-Currency Issuer Default Rating for Nigeria to positive from stable and affirmed their B- rating.

As a result of the currency exchange rate fluctuations, particularly in regards to the Nigerian Naira as discussed further above, our strategic and operational plans need to be continually reassessed to meet the challenges and needs of our businesses in order for us to remain competitive. For instance, we expect to adopt a more balanced approach to revenue growth and cash generation to counterbalance the recent macroeconomic headwinds across the world, particularly in Nigeria given the significant recent depreciations of the Naira in June 2023 and January 2024. As part of our heightened focus on cash generation, we may pursue operational efficiencies through productivity enhancements, cost and capital expenditure reductions, and a review of our portfolio of markets and assets.

Macroeconomic Issues

Global deterioration in economic conditions could adversely and materially affect us and/or our customers through disruptions of, among other things, the ability to procure communications equipment or other supplies through the usual supply chains. For instance, shortages of capacity in shipping may occur and could affect the smooth flow of our and/or our customers’ supply chains, increase transportation costs and/or decrease reliability. Global deterioration in economic conditions could also adversely and materially affect the ability of us and/or our customers to maintain liquidity and deploy network capital, with potential decreases in consumer spending contributing to liquidity risks, or even through regulatory interventions or pressure on pricing and services offered that may reduce revenue for periods of time. Any resulting financial difficulties could result in uncollectible accounts receivable or reduced revenue, despite having provided increased services. Resulting supply chain or operational difficulties (including site access) may also result in us being unable to meet the service level agreement targets under our MLAs. The loss of significant Tenants, or the loss of all or a portion of our anticipated Contracted Revenue from certain Tenants, could have a material adverse effect on our business, financial condition and/or results of operations.

Diesel prices have fluctuated significantly over time, often in parallel to changes in oil prices, and may fluctuate in the future as a result of many factors, including the impact of geopolitical tensions, for example, in connection with the current conflict between Russia and Ukraine and the related economic sanctions. We therefore remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly.

Through our international operations, we are also exposed to foreign exchange risk arising from currency exposures other than the US Dollar, such as the BRL, NGN, RWF, XAF, XOF, ZAR and ZMW currencies. Any fluctuations in these foreign currency exchange rates could result in a material adverse effect on the cash flow and future profits.

Outstanding balances and advances under certain of our existing credit facilities bear interest at rates which vary depending on certain underlying or reference rates, such as the Secured Overnight Financing Rate, or SOFR, the Chicago Mercantile Exchange (CME) Term SOFR, the European interbank offered rate, or EURIBOR, the Nigerian Monetary Policy Rate, or MPR, the Central Bank of Kuwait’s Discount Rate, the Johannesburg Interbank Average Rate, or JIBAR, or the Brazilian interbank deposit rate, or CDI. Increases in such reference rates increase our interest expense, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Such increases in interest rates could also have a material adverse effect on our cash flows and our ability to service our debt in the longer term. In addition, we may procure additional indebtedness at floating rates in the future.

In the past, governments have taken, and may in the future take, unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability and the ability of our customers to raise capital, if needed, on a timely basis and on acceptable terms or at all.

To the extent that any macroeconomic issues could have a material adverse effect on our or our customers’ business, financial condition, results of operations and/or liquidity, it may also have the effect of heightening many of the other risks described in the “Risk Factors” section of our Annual Report.

Key Financial and Operational Performance Indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, the number of Towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time. Adjusted EBITDA and Adjusted EBITDA Margin are not measures defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA is our income/(loss) for the period. Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

We define Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites, net (income)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

The following is a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS measure, which are loss and loss margins, respectively, for the periods presented:

	Three months ended
	March 31,	March 31,
	2024	2023*
	$'000	$'000

(Loss)/income for the period	(1,557,250)	7,775
Divided by total Revenue	417,744	602,528
(Loss)/income margin for the period	(372.8)%	1.3%
Adjustments:
Finance costs(a)	1,563,028	179,008
Impairment of goodwill	87,894	—
Depreciation and amortization	87,566	118,956
Impairment of withholding tax receivables(b)	8,216	11,255
Share-based payment expense(c)	3,181	3,289
Net impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(d)	3,060	4,146
Other costs(e)	2,485	2,175
Business combination transaction costs	232	1,459
Other income	—	(30)
Insurance claims(f)	(10)	(145)
Net gain on disposal of property, plant and equipment	(373)	(734)
Income tax (benefit)/expense	(2,064)	15,218
Finance income(a)	(10,806)	(6,828)
Adjusted EBITDA	185,159	335,544
Divided by total Revenue	417,744	602,528
Adjusted EBITDA Margin	44.3%	55.7%

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(d)	Represents non-cash charges related to the impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(e)	Other costs for the three months ended March 31, 2024, included one-off consulting fees related to corporate structures and operating systems of $1.9 million and costs related to internal reorganization of $0.5 million. Other costs for the three months ended March 31, 2023, included one-off consulting fees related to corporate structures and operating systems of $1.6 million and one-off professional fees related to financing of $0.2 million.
(f)	Represents insurance claims included as non-operating income.

Towers

We measure the number of towers in our portfolio at a given time by counting the number of towers that we own or operate with at least one Tenant. The number of towers in our portfolio excludes towers for which we provide Managed Services. We have historically increased the number of towers in our portfolio through a combination of building New Sites, along with the acquisition of towers from MNOs and an independent tower company. Rationalizing the portfolio through decommissioning towers reduces the number of towers we own and operate.

Colocation Rate

We define Colocation Rate as the average number of Tenants per tower that we own or operate across our tower portfolio at a given point in time, excluding Managed Services. Colocation Rate is an important metric for assessing utilization and capacity on existing Towers. Our Colocation Rate is a key driver of our Adjusted EBITDA Margin, as the addition of further Tenants increases revenue for a proportionally smaller increase in power, our primary variable cost per site. Colocation is achieved at a relatively low incremental capital expense, and is also attractive to our customers as it provides them with shorter deployment times for their equipment compared to New Site alternatives.

Explanation of key line items in the historical consolidated statements of income

Revenue

Our revenue is derived from fees paid by our customers for services from our Colocation business and its ancillary managed services. The Colocation business involves the lease of space on our owned and operated towers and our fixed copper and fiber network infrastructure, which are shared by various MNOs and other communications service providers. A portion of Colocation arrangements for the rental of space on the towers, other assets on tower sites, on which the use of space is dependent, and the use of fixed copper and fiber network infrastructure dedicated to an individual customer is within the scope of IFRS 16 “Leases”. A portion of Colocation arrangements for the provision of services, energy charges and use of shared fixed copper and fiber network infrastructure is within the scope of IFRS 15 “Revenue from Contracts with Customers” as a provision of service. Revenue from leasing arrangements is recognized on a straight-line basis over the current lease term of the related lease agreements when collectability is reasonably assured. We also derive revenue from non-lease services, which includes maintenance, security and power supply for Towers owned by third parties. Non-lease revenue is recognized as the service is delivered at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Such revenue is recognized in the accounting period in which the services are rendered. We assess the probability that defaulting customers will not settle amounts billed and accordingly treat any component that we deem may not be collected as variable consideration, contingent upon the receipt of funds from the customer, an event that is not wholly within our control.

Cost of sales

Cost of sales consists of power generation (including diesel costs), which after depreciation, is our largest single cost item, ground lease rental, tower repairs and maintenance, depreciation and amortization in relation to sites and right of use assets, impairment of property, plant and equipment, intangible assets excluding goodwill and prepaid land rent, staff costs and other costs directly related to the provision of services to customers and other site related costs, such as security services, regulatory permits and license costs, insurance, including for customer and network-related assets. Depreciation of a tower is calculated using the straight-line method over an estimated useful life of 10 to 20 years. Depreciation of alarms, batteries and generators are also calculated using the straight-line method over a range of estimated useful lives between one and five years, depending on the equipment. Right of use assets are depreciated on a straight-line basis over the shorter of the remaining estimated useful life of the tower and the lease term.

Administrative expenses

Administrative expenses are costs not directly related to provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets and right of use assets where such assets are leased, net loss or gains from sale of assets, allowance for trade and other receivables and other sundry costs. Administrative expenses also includes other corporate overhead expenses related to our acquisition efforts and costs associated with new business initiatives.

Loss allowance on trade receivables

We account for our trade receivables credit risk by appropriately providing for expected credit losses. Loss allowance on trade receivables represents the expected loss from non-payment of amounts due from customers in accordance with the accounting standards applicable to each period. The loss allowance is determined based on our policy for evaluating expected credit losses and any subsequent impairment taking into account historical loss rates, the available information on a customer’s financial position and forward-looking macroeconomic data.

Other income

Other income includes proceeds from insurance claims.

Finance costs and income

Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.

Taxation

Taxation consists of income tax, education tax and deferred taxes. Income tax is calculated at the domestic tax rate applicable to profits in our respective countries of business. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under relevant IFRS accounting standards. This includes Nigerian education tax, which arises at the rate of 3.0% (2023: 3.0%) on taxable profits determined on a basis similar to income tax.

Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized. As of December 31, 2023, in Nigeria and certain other jurisdictions that have taxable losses brought forward or arising in the present period, deferred tax assets in respect of those losses are recognized only to the extent they are forecast to be applied against (i) the reversal of taxable temporary differences, or (ii) additional forecast future taxable income.

Results of Operations

The table below shows our consolidated results of operations for the three month period ended March 31, 2024 and 2023:

	Three months ended
	March 31,	March 31,
	2024	2023*
	$’000	$’000

Revenue	417,744	602,528
Cost of sales	(254,290)	(306,649)
Administrative expenses	(166,696)	(97,321)
Net loss allowance on trade receivables	(4,560)	(3,560)
Other income	710	175
Operating (loss)/income	(7,092)	195,173
Finance income	10,806	6,828
Finance costs	(1,563,028)	(179,008)
(Loss)/income before income tax	(1,559,314)	22,993
Income tax benefit/(expense)	2,064	(15,218)
(Loss)/income for the period	(1,557,250)	7,775

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Impact of Nigerian Naira devaluation

In mid-June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single I&E window within which foreign exchange transactions would be determined by market forces and which was subsequently renamed NAFEM in October 2023. The Group uses the USD/NGN rate published by Bloomberg for Group reporting purposes.

As a result of the steps taken by the Central Bank of Nigeria, the Naira devalued 37.3% between the period immediately prior to the announcement and the month end rate as of June 30, 2023, from ₦472.3 to $1.00 as of June 14, 2023 to ₦752.7 to $1.00 as of June 30, 2023. The Naira continued to devalue by a further 17.4% in the second half of 2023 and closed at a rate of ₦911.7 to $1.00 as of December 31, 2023.

In January 2024, there was a further significant devaluation of 37.4% in the Naira to ₦1,455.6 to $1.00 as of January 31, 2024, with the Naira closing at a rate of ₦1,393.5 to $1.00 as of March 31, 2024. Due to the Naira devaluation, Revenue and segment Adjusted EBITDA were negatively impacted by $392.1 million and $178.5 million, respectively, in the three month period ended March 31, 2024, based on an average rate used of ₦1,315.9 to $1.00 when compared to the average rate of ₦461.4 to $1.00 used in the three month period ended March 31, 2023. This negative impact on Revenue and segment Adjusted EBITDA was partially offset by $173.0 million in contract resets during the same period. In addition, the Naira devaluation resulted in an impact on finance costs, specifically related to unrealized foreign exchange losses on financing of $1,369.2 million in our Nigeria segment. This is due to the USD denominated historical internal shareholder loans from Group entities to Nigeria and USD denominated third party debt. As the functional currency of the Nigeria businesses is NGN, these USD balances have been revalued in NGN using the rate as of March 31, 2024 resulting in an increase in unrealized loss on foreign exchange.

Revenue

Our revenue was $417.7 million for the three month period ended March 31, 2024, compared to $602.5 million for the three month period ended March 31, 2023, a decrease of $184.8 million, or 30.7%. Organic revenue increased by $213.7 million, or 35.5%, driven primarily by foreign exchange resets and escalations. Revenue for the three month period ended March 31, 2023 included non-recurring revenue of $48.1 million. Aggregate inorganic revenue growth was $0.7 million, or 0.1%, for the three month period ended March 31, 2024, which related to the sixth stage of the Kuwait Acquisition. The increase in organic growth was more than offset by the non-core impact of negative movements in foreign exchange rates of $399.1 million, or 66.2% of which $392.1 million was due to the devaluation of the NGN.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

The net increase in Towers is 1,174 year-on-year, resulting in total Towers of 40,278 at March 31, 2024, and primarily resulted from the addition of 1,494 New Sites, 101 Towers from the fifth and sixth closing of the Kuwait Acquisition, partially offset by 368 Churned and 62 decommissioned. We added 1,851 net new Tenants year-on-year, resulting in total Tenants of 59,997 and a Colocation Rate of 1.49x at March 31, 2024. Year-on-year, we added 4,088 Lease Amendments, resulting in total Lease Amendments of 37,126 at March 31, 2024.

Cost of Sales

Our cost of sales were $254.3 million for the three month period ended March 31, 2024, compared to $306.6 million for the three month period ended March 31, 2023.

The table below shows our cost of sales for the three month period ended March 31, 2024 and 2023:

	Three months ended
	March 31,	March 31,
	2024	2023*
	$’000	$’000

Power generation	88,820	115,290
Depreciation	73,771	103,615
Tower repairs and maintenance	15,579	27,864
Amortization	9,963	11,254
Security services	7,839	12,798
Site regulatory permits	7,565	10,960
Staff costs	6,890	9,790
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent	3,060	4,146
Short-term rental	2,594	3,583
Travel costs	1,675	3,480
Insurance	1,191	1,307
Vehicle maintenance and repairs	438	563
Professional fees	402	541
Other	34,503	1,458
	254,290	306,649

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

The decrease in cost of sales of $52.4 million, or 17.1%, in the three month period ended March 31, 2024, compared to the three month period ended March 31, 2023, is primarily due to decreases in power generation costs, aggregate depreciation and amortization costs, tower repairs and maintenance, security services costs and site regulatory permits, partially offset by an increase in other costs (primarily driven by net foreign exchange losses in Nigeria).

Power generation costs decreased by $26.5 million, of which $31.4 million of the decrease related to diesel costs, partially offset by an increase in electricity costs of $4.9 million, in the three month period ended March 31, 2024, compared to the three month period ended March 31, 2023. The decrease in diesel costs was primarily driven by our Nigeria segment where there was a year-on-year decrease in the diesel price per liter in U.S. Dollars of 34.1% and an overall consumption decrease of 0.5%. The decrease in diesel costs was partially offset by an increase in electricity costs primarily driven by our SSA segment.

Aggregate depreciation and amortization decreased by $31.1 million in the three month period ended March 31, 2024, compared to the three month period ended March 31, 2023, primarily driven by lower costs in our Nigeria segment as a result of the Naira devaluation.

Tower repairs and maintenance costs decreased by $12.3 million in the three month period ended March 31, 2024, compared to the three month period ended March 31, 2023, primarily driven by lower costs in our Nigeria segment as a result of the Naira devaluation.

Costs for security services decreased by $5.0 million in the three month period ended March 31, 2024, compared to the three month period ended March 31, 2023, primarily driven by lower costs in our Nigeria segment as a result of the Naira devaluation.

Costs for site regulatory permits decreased by $3.4 million in the three month period ended March 31, 2024, compared to the three month period ended March 31, 2023, primarily driven by overall lower costs in our Nigeria segment as a result of the Naira devaluation. This was partially offset by an increase in site regulatory permit costs in Naira due to increased revenue and site count in our Nigeria segment.

Other cost of sales line items increased by $33.0 million in the three month period ended March 31, 2024, compared to the three month period ended March 31, 2023. This was primarily driven by an increase of $32.4 million in net foreign exchange losses on cost of sales, from net foreign exchange losses of $32.1 million in the three month period ended March 31, 2024, compared to $0.3 million in net foreign exchange gains on cost of sales in the three month period ended 31 March 2023, primarily driven by net foreign exchange losses in Nigeria.

Gross margins

The gross margin declined by 10.0 percentage points, to 39.1% for the three month period ended March 31, 2024, compared to 49.1% for the three month period ended March 31, 2023, resulting from a decrease in revenue of 30.7% discussed above, alongside a decrease in cost of sales of 17.1%. The decline in gross margin was primarily due to the decrease in revenue discussed above.

Administrative Expenses

Our administrative expenses were $166.7 million for the three month period ended March 31, 2024, compared to $97.3 million for the three month period ended March 31, 2023.

The table below shows our administrative expenses for the three month period ended March 31, 2024 and 2023:

	Three months ended
	March 31,	March 31,
	2024	2023
	$’000	$’000

Impairment of goodwill	87,894	—
Staff costs	30,068	37,830
Professional fees	12,550	13,661
Facilities, short-term rental and upkeep	8,430	11,155
Impairment of withholding tax receivables	8,216	11,255
Key management compensation	4,011	4,207
Share‑based payment expense	3,181	3,289
Travel costs	2,883	3,144
Depreciation	2,795	2,699
Amortization	1,037	1,388
Operating taxes	449	80
Business combination costs	232	1,459
Net gain on disposal of property, plant and equipment	(373)	(734)
Other	5,323	7,888
	166,696	97,321

Administrative expenses for the three month period ended March 31, 2024 increased by $69.4 million, or 71.3%, which was primarily due to an increase in impairment of goodwill, partially offset by decreases in staff costs, including key management compensation, impairment of withholding tax receivables and facilities, short-term rental and upkeep costs.

Impairment of goodwill increased by $87.9 million for the three month period ended March 31, 2024, compared to the three month period ended March 31, 2023, driven by our Latam segment. Due to the restructuring of our customer Oi in Brazil, as well as the disposal of our Peru business which closed on April 30, 2024, an impairment of $87.9 million was recognized in the IHS Latam tower businesses group of CGUs to reduce the carrying amount of the IHS Latam tower businesses group of CGUs to its recoverable amount as of March 31, 2024.

Staff costs, including key management compensation, decreased by $8.0 million to $34.1 million in the three month period ended March 31, 2024, from $42.0 million for the three month period ended March 31, 2023. The decrease was primarily driven by a reduction in employee tax provision and staff headcount in the three month period ended March 31, 2024.

Impairment of withholding tax receivables decreased by $3.0 million to $8.2 million in the three month period ended March 31, 2024, from $11.3 million for the three month period ended March 31, 2023, primarily due to the reversal of the impairment of withholding tax asset in our Nigeria segment.

Facilities, short-term rental and upkeep costs decreased by $2.7 million to $8.4 million for the three month period ended March 31, 2024, from $11.2 million for the three month period ended March 31, 2023, mainly driven by a decrease in repairs and maintenance in our Nigeria segment.

Loss Allowance on Trade Receivables

We had a loss allowance on trade receivables of $4.6 million for the three month period ended March 31, 2024, compared to $3.6 million for the three month period ended March 31, 2023, a year-on-year unfavorable movement of $1.0 million.

Net Finance Income/Costs

Our net finance costs were $1,552.2 million for the three month period ended March 31, 2024, compared to $172.2 million for the three month period ended March 31, 2023.

The table below shows our net finance costs for the three month period ended March 31, 2024 and 2023:

	Three months ended
	March 31,	March 31,
	2024	2023*
	$’000	$’000

Interest income - bank deposits	3,981	6,498
Net foreign exchange gain on derivative instruments - unrealized	—	330
Fair value gain on embedded options	6,825	—
	10,806	6,828

Fair value loss on embedded options and interest rate caps	—	1,711
Unwinding of discount on decommissioning liability	2,299	2,261
Fees on loans and financial derivatives	4,861	3,443
Interest and finance charges paid/payable for lease liabilities	15,718	14,895
Net foreign exchange loss on derivative instruments - realized	20,371	—
Net foreign exchange loss on derivative instruments - unrealized	24,962	—
Net foreign exchange loss arising from financing - realized	27,788	45,413
Interest expenses - third party loans	93,290	84,578
Net foreign exchange loss arising from financing - unrealized	1,373,739	26,707
	1,563,028	179,008
Net finance costs	1,552,222	172,180

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

Net finance costs increased by $1,380.0 million in the three month period ended March 31, 2024, compared to the three month period ended March 31, 2023, primarily due to an increase in net foreign exchange losses arising from financing which resulted primarily from the significant devaluation of the NGN in relation to USD denominated intercompany debt in Nigeria. The increase in net finance costs was also due to an increase in interest expense on third party loans and an increase in net foreign exchange losses on derivative instruments (realized and unrealized), partially offset by a favorable movement year-on-year from the increase in fair value gain on embedded options within the IHS Holding Limited Notes and 2027 Notes.

Foreign exchange movements arise on commercial bank loans, intercompany loans and letters of credit denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends. The net foreign exchange loss arising from financing and the net foreign exchange loss on derivative instruments was $1,401.5 million and $45.3 million, respectively, for the three month period ended March 31, 2024, compared to a net foreign exchange loss arising from financing and a net foreign exchange gain on derivative instruments of $72.1 million and $0.3 million, respectively, in the three month period ended March 31, 2023. This resulted in a year-on-year increase in net foreign exchange loss arising from financing and an increase in net foreign exchange loss on derivative instruments of $1,329.4 million and $45.7 million, respectively. These net foreign exchange losses in the three month period ended March 31, 2023, were primarily due to changes in exchange rates, predominantly between the RWF, ZAR and ZMW currencies which depreciated against the U.S. dollar and the appreciation of the BRL, NGN, XAF and XOF currencies against the U.S. dollar. The net foreign exchange loss arising from financing and the net foreign exchange loss on derivative instruments in the three month period ended March 31, 2024, were primarily due to the significant devaluation of the NGN which depreciated against the U.S. dollar from NGN 911.7 to $1.0 to NGN 1,393.5 to $1.0 for the three month period ended March 31, 2024. Depreciation of the BRL, XAF, XOF and ZAR against the U.S. dollar also contributed to the net foreign exchange loss arising from financing during the three month period ended March 31, 2024.

Interest expense on third party loans increased by $8.7 million in the three month period ended March 31, 2024, compared to the three month period ended March 31, 2023. The increase was primarily due to interest incurred on new loans such as the IHS Holding 2024 Term Facility and IHS Brasil Debentures, as well as interest incurred on additional drawdowns on the Nigeria 2023 Term Loan and Nigeria 2023 RCF.

Income Tax (Benefit)/Expense

Our current income tax expense was $4.6 million for the three month period ended March 31, 2024, compared to $35.3 million for the three month period ended March 31, 2023.

We had a deferred income tax benefit of $6.7 million for the three month period ended March 31, 2024, compared to $20.1 million for the three month period ended March 31, 2023.

The table below shows our income tax expense for the three months ended March 31, 2024 and 2023:

	Three months ended
	March 31,	March 31,
	2024	2023
	$’000	$’000

Current taxes on income	4,630	35,308
Deferred income taxes	(6,694)	(20,090)
Total taxes	(2,064)	15,218

The year-on-year decrease in current income tax expense for the three month period ended March 31, 2024 of $30.7 million, resulted in a current tax expense of $4.6 million for the three month period ended March 31, 2024, compared to a current tax expense of $35.3 million for the three month period ended March 31, 2023. The decrease in current income tax expense was primarily due to a decrease in our Nigeria segment of $19.2 million arising from the impact of the significant Naira devaluation and deductions for realized foreign exchange losses arising on diesel purchases in the three month period ended March 31, 2024. In addition, a credit of $14.0 million was recognized in the three month period ended March 31, 2024, arising from a reduction in the uncertain tax position for our Nigeria segment due to the impact of the Naira devaluation, compared to an expense of $1.0 million in the three month period ended March 31, 2023. The decrease in current income tax expense was partially offset by a charge for Pillar Two of $5.0 million in the three month period ended March 31, 2024, this being the first quarter since the introduction of this new tax.

The year-on-year decrease of $13.4 million in deferred tax benefit, resulted in a deferred tax benefit of $6.7 million for the three month period ended March 31, 2024, compared to a deferred tax benefit of $20.1 million for the three month period ended March 31, 2023. The decrease was primarily due to a deferred tax credit in Brazil in the three month period ended March 31, 2023, arising on the recognition of tax basis with respect to the Skysites acquisition.

(Loss)/Income for the period

Loss for the period was $1,557.3 million for the three month period ended March 31, 2024 compared to income of $7.8 million for the three month period ended March 31, 2023. The increase in loss for the period reflects the significant impact of an increase in net finance costs, specifically related to the increase in unrealized foreign exchange losses on financing of $1,347.0 million. This is driven by the significant devaluation of the NGN as a result of the USD denominated historic shareholder loans from Group entities to Nigeria and USD denominated third party debt. As the functional currency of our Nigeria businesses is NGN, these USD balances have been revalued in NGN, resulting in the significant unrealized loss on foreign exchange. This is coupled with a decrease in revenue and an increase in administrative expenses, partially offset by a decrease in cost of sales.

Segment Results

Revenue

Revenue for each of our reportable segments was as follows for the three month period ended March 31, 2024 and 2023:

	Three months ended
	March 31,	March 31,
	2024	2023	Change	Change
	$'000	$'000	$'000%

Nigeria	227,734	424,978	(197,244)	(46.4)%
SSA	131,315	122,160	9,155	7.5%
Latam	47,773	45,649	2,124	4.7%
MENA	10,922	9,741	1,181	12.1%
Total revenue	417,744	602,528	(184,784)	(30.7)%

Nigeria

Revenue for our Nigeria segment decreased by $197.2 million, or 46.4%, to $227.7 million for the three month period ended March 31, 2024, compared to $425.0 million for the three month period ended March 31, 2023. Organic revenue increased by $194.9 million, or 45.9%, driven primarily by foreign exchange resets and escalations. The decrease in revenue was primarily driven by the non-core impact of negative movements in foreign exchange rates of $392.1 million, or 92.3%. Revenue for the three month period ended March 31, 2023 included non-recurring revenue of $48.1 million. Year-on-year, within our Nigeria segment, Tenants increased by 479, including 541 from Colocation and 137 from New Sites, partially offset by 199 Churned, while Lease Amendments increased by 2,915.

SSA

Revenue for our SSA segment increased by $9.2 million, or 7.5%, to $131.3 million for the three month period ended March 31, 2024, compared to $122.2 million for the three month period ended March 31, 2023. Organic revenue increased by $18.4 million, or 15.1%, driven primarily by escalations and foreign exchange resets. The increase in revenue was partially offset by the non-core impact of negative movements in foreign exchange rates of $9.2 million, or 7.6%. Year-on-year, within our SSA segment, Tenants increased by 605, including 338 from Colocation, 215 from New Sites and 52 Churned, while Lease Amendments increased by 1,042.

Latam

Revenue for our Latam segment increased by $2.1 million, or 4.7%, to $47.8 million for the three month period ended March 31, 2024, compared to $45.6 million for the three month period ended March 31, 2023. Revenue growth was offset by a decrease of $6.4 million relating to a change in Oi customer contract terms in the three month period ended March 31, 2024. The increase in revenue was driven by the non-core impact of positive movements in foreign exchange rates of $2.3 million, or 5.0%. Year-on-year, within our Latam segment, Tenants increased by 626, including 951 from New Sites, 207 from Colocation and 9 from acquisition of tenants, partially offset by 541 Churned, while Lease Amendments increased by 131.

MENA

Revenue for our MENA segment increased by $1.2 million, or 12.1%, to $10.9 million for the three month period ended March 31, 2024, compared to $9.7 million for the three month period ended March 31, 2023. Organic revenue increased by $0.6 million, or 6.0%, driven primarily by New Sites and escalations and grew inorganically in the period by $0.6 million, or 6.5%. Year-on-year, within our MENA segment, Tenants increased by 141, including 109 from tenant acquisition, 44 from New Sites, 1 from Colocation, partially offset by 13 Churned.

Segment Adjusted EBITDA

Segment Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for each of our reportable segments was as follows for the three month period ended March 31, 2024 and 2023:

	Three months ended
	March 31,	March 31,
	2024	2023*	Change	Change
	$'000	$'000	$'000%

Nigeria	102,869	271,879	(169,010)	(62.2)%
SSA	69,652	65,481	4,171	6.4%
Latam	33,845	31,172	2,673	8.6%
MENA	6,072	3,666	2,406	65.6%
Unallocated corporate expenses(a)	(27,279)	(36,654)	9,375	(25.6)%
Total adjusted EBITDA	185,159	335,544	(150,385)	(44.8)%

*Re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the MTN SA Acquisition in May 2022.

a) Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

Nigeria

Segment Adjusted EBITDA was $102.9 million for the three month period ended March 31, 2024, compared to $271.9 million for the three month period ended March 31, 2023, a decrease of $169.0 million, or 62.2%. The decrease in segment Adjusted EBITDA primarily reflects the decrease in revenue discussed above, partially offset by an overall reduction in cost of sales of $25.2 million. This reduction in cost of sales was primarily driven by lower diesel pricing and consumption of $32.0 million, alongside a decrease in maintenance cost, security cost and permits and other fees of $11.3 million, $4.1 million and $3.3 million, respectively, partially offset by an increased foreign exchange loss of $31.8 million included within other cost of sales.

SSA

Segment Adjusted EBITDA was $69.7 million for the three month period ended March 31, 2024, compared to $65.5 million for the three month period ended March 31, 2023, an increase of $4.2 million, or 6.4%. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above, partially offset by an increase in cost of sales of $4.6 million. The increase in cost of sales was primarily driven by higher power generation of $6.0 million partially offset by a decrease in maintenance costs of $1.3 million.

Latam

Segment Adjusted EBITDA was $33.8 million for the three month period ended March 31, 2024, compared to $31.2 million for the three month period ended March 31, 2023, an increase of $2.7 million, or 8.6%. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above and a decrease in allowance for doubtful debt of $2.9 million, partially offset by an increase in employee costs and cost of sales of $1.3 million and $0.8 million, respectively.

MENA

Segment Adjusted EBITDA was $6.1 million for the three month period ended March 31, 2024, compared to $3.7 million for the three month period ended March 31, 2023, an increase of $2.4 million, or 65.6%. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above as well as a decrease in net foreign exchange loss included in administrative expenses of $0.8 million.

Capital Expenditure

Capital expenditure for each of our reportable segments was as follows for the three month period ended March 31, 2024 and 2023:

	Three months ended
	March 31,	March 31,
	2024	2023	Change	Change
	$'000	$'000	$'000%

Latam	34,453	33,288	1,165	3.5%
Nigeria	11,899	88,567	(76,668)	(86.6)%
SSA	6,430	28,928	(22,498)	(77.8)%
MENA	127	1,321	(1,194)	(90.4)%
Other	238	499	(261)	(52.4)%
Total capital expenditure	53,147	152,603	(99,456)	(65.2)%

Latam

Capital expenditure for our Latam segment was $34.5 million for the three month period ended March 31, 2024, compared to $33.3 million for the three month period ended March 31, 2023, an increase of $1.2 million, or 3.5%. The increase was primarily driven by increases of $8.7 million related to New Sites capital expenditure, $2.5 million from augmentation capital expenditure and $1.2 million related to maintenance capital expenditure, partially offset by decreases of $6.1 million related to fiber business capital expenditure, $2.1 million in corporate capital expenditure, $2.5 million in other capital expenditure and $0.5 million from purchase of land for new or existing sites.

Nigeria

Capital expenditure for our Nigeria segment was $11.9 million for the three month period ended March 31, 2024, compared to $88.6 million for the three month period ended March 31, 2023, a decrease of $76.7 million, or 86.6%. The decrease year-on-year was primarily driven by decreases of $35.0 million related to Project Green due to higher spend in early 2023, $29.9 million related to maintenance capital expenditure, $6.5 million from augmentation capital expenditure, $2.1 million for other capital expenditure and $1.6 million from New Sites capital expenditure.

SSA

Capital expenditure for our SSA segment was $6.4 million for the three month period ended March 31, 2024, compared to $28.9 million for the three month period ended March 31, 2023, a decrease of $22.5 million, or 77.8%. The decrease was primarily driven by decreases of $13.0 million in refurbishment capital expenditure, $5.2 million related to maintenance capital expenditure and $3.3 million in corporate capital expenditure.

MENA

Capital expenditure for our MENA segment was $0.1 million for the three month period ended March 31, 2024, compared to $1.3 million for the three month period ended March 31, 2023, a decrease of $1.2 million, or 90.4%. The decrease was primarily due to a decrease in New Sites capital expenditure, refurbishment capital expenditure and other capital expenditure of $0.7 million, $0.2 million and $0.2 million, respectively.

Liquidity and Capital Resources

Overview

We generally fund our operations, which include operating expenses and debt service requirements (principal and interest payments), through cash flow from operating activities. We have historically funded acquisitions and other investments in our business, including large scale New Site construction and site improvements, from a combination of external equity raised from shareholders, long-term debt financings and internally generated cash from operations. External equity funding was raised at the IHS Holding Limited level, where it was held in U.S. dollars until required by operating subsidiaries or for acquisitions. As and when operating subsidiaries required these funds, the funding was allocated typically through intercompany loans to those subsidiaries. The proportion of intercompany loans to equity is unique to each operation and determined by commercial funding requirements, local taxation and corporate legislation.

As of March 31, 2024, we had $781.0 million of total liquidity, which was equal to our unrestricted cash and cash equivalents of $333.2 million and availability under the IHS Holding RCF and the IHS Holding 2022 Term Loan of $300.0 million and $60.0 million, respectively, and approximately $87.8 million of availability under the Nigeria RCF and other loan facilities within the Group collectively (see “— Indebtedness” for more information). Our centralized treasury team supervises our cash management. Our cash and cash equivalents are generated within our operating subsidiaries and held either locally or up-streamed to IHS Holding Limited (or intermediaries thereof). As a holding company, our only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries or repayment of intercompany loans from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings.

We believe that our available liquidity and cash from operations will be sufficient to satisfy our operating expenses, debt service, capital expenditure requirements and organic growth strategies for a period of at least 12 months from the date of issuance of these results. However, our ability to satisfy our operating expenses, debt service, capital requirements and growth strategies will depend on our future performance, which is subject to general economic, financial, competitive, regulatory and other factors, including those described in the “Risk Factors” section of our Annual Report. If we are unable to generate sufficient cash flow from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the current interests of our existing shareholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. There can be no assurance that such financing will be available to us on commercially reasonable terms or at all.

Additionally, we continuously review our capital structure as well as our funding and maturity profile. As part of this review, we regularly explore opportunities in the global capital markets to try to optimize our funding profile and our mix of funding sources, as well as to try to ensure that we are well positioned to avail ourselves of any refinancing or other opportunities, including for our 2026 and 2027 Notes and our other facilities. We may also, from time to time, consider debt and/or equity repurchase programs, whether in the open market or otherwise, subject to market conditions. To date, the Company has repurchased 1,878,657 shares for $10 million under its $50.0 million stock repurchase plan. All shares repurchased were canceled.

Statements of cash flows

	Three months ended
	March 31,	March 31,
	2024	2023
	$’000	$’000

Net cash generated from operating activities	75,845	235,127
Net cash generated from/(used in) investing activities	110,464	(188,249)
Net cash used in financing activities	(83,308)	(3,439)
Net increase in cash and cash equivalents	103,001	43,439
Cash and cash equivalents at beginning of period	293,823	514,078
Effect of movements in exchange rates on cash	(63,621)	(41,928)
Cash and cash equivalents at end of period	333,203	515,589

Net cash generated from operating activities

Net cash generated from operating activities decreased by $159.3 million year-on-year in the three month period ended March 31, 2024, to $75.9 million, from $235.1 million in the three month period ended March 31, 2023. The year-on-year decrease was primarily due to a decrease in cash from operations of $158.9 million as a result of the reduction in operating income due to the significant devaluation of the Naira in the three month period ended March 31, 2024.

Net cash generated from/(used in) investing activities

Net cash generated from investing activities increased by $298.7 million, to net cash generated from investing activities of $110.5 million in the three month period ended March 31, 2024, from net cash used in investing activities of $188.2 million in the three month period ended March 31, 2023, primarily due to an increase in net short-term deposits of $219.6 million and a decrease in capital expenditure for property, plant and equipment (including advance payments) of $75.8 million.

Net cash used in financing activities

Net cash used in financing activities increased by $79.9 million, to net cash used in financing activities of $83.3 million in the three month period ended March 31, 2024, compared to net cash used in financing activities of $3.4 million in the three month period ended March 31, 2023. The year-on-year increase in cash outflow is primarily due to increases in loan principal repayments to third parties net of proceeds received and interest paid on third party loans of $52.0 million and $12.8 million, respectively. In addition, cash outflows related to net losses settled on derivative instruments increased by $20.1 million, partially offset by decreases in fees on loans and derivative instruments and net principal and interest payments for lease liabilities of $3.3 million and $1.9 million, respectively.

Indebtedness

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on March 31, 2024.

IHS Holding (2020) Revolving Credit Facility

IHS Holding Limited is party to a $300.0 million revolving credit facility agreement, originally entered into in March 2020 (as amended and/or restated from time to time, including pursuant to an amendment and restatement agreement entered into in June 2021 and November 2023) (the “IHS Holding RCF”) and entered into between, amongst others, IHS Holding Limited as borrower, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria as guarantors, Citibank Europe PLC, UK Branch as facility agent and certain financial institutions listed therein as original lenders.

The interest rate under the IHS Holding RCF is equal to a compounded reference rate based on SOFR (calculated on a five Risk-Free Rate, or RFR, banking day lookback), and a credit adjustment spread plus a margin of 3.00% per annum.

IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, utilization and agent fees.

Funds borrowed under the IHS Holding RCF can be applied towards general corporate purposes including, but not limited to, the financing of (a) New Site programs and (b) the repayment of indebtedness (including interest and fees on that indebtedness).

Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five RFR banking days’ prior notice, or in any case any such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding RCF; and (ii) upon the occurrence of a change of control as defined in the IHS Holding RCF.

The IHS Holding RCF contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge), in each case subject to certain agreed exceptions and materiality carve-outs). The covenants include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The IHS Holding RCF contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

In July 2023, the available commitments were increased to $300.0 million pursuant to the facility increase clause contained within the IHS Holding RCF. In November 2023, the IHS Holding RCF was further amended and restated to, among other things, extend the termination date to October 30, 2026.

As of May 10, 2024, there are no amounts drawn and outstanding under the IHS Holding RCF.

The IHS Holding RCF is denominated in U.S. dollars and is governed by English law.

IHS Holding (2022) Bullet Term Loan Facility

IHS Holding Limited entered into a $600.0 million term loan agreement in October 2022 (as amended and/or restated from time to time, the “IHS Holding 2022 Term Loan”), between, amongst others, IHS Holding Limited as borrower, Citibank Europe plc, UK Branch as facility agent and certain financial institutions listed therein as original lenders. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

The interest rate per annum applicable to loans made under the IHS Holding 2022 Term Loan is equal to Term SOFR, a credit adjustment spread plus a margin of 3.75% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments and fees to the facility agent.

The IHS Holding 2022 Term Loan is scheduled to terminate on the date falling 36 months from the date of the loan agreement and is repayable in full on that date. Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five Business Days’ notice, or such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding 2022 Term Loan requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding 2022 Term Loan and (ii) upon the occurrence of a change of control as defined in the IHS Holding 2022 Term Loan.

The IHS Holding 2022 Term Loan contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous

12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The IHS Holding 2022 Term Loan also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

Following the initial draw down under this facility in November 2022, in December 2022 IHS Holding Limited hedged a portion of its exposure to Term SOFR by entering into interest rate caps with a total of $100.0 million notional value and a cap rate of 4.50%, for the period between February 7, 2023 and November 7, 2024. As of May 10 2024, the balance of $330.0 million remained unhedged.

In October 2023, the available commitments under the IHS Holding 2022 Term Loan were voluntarily reduced by $100.0 million and the availability period on the remaining balance of $130.0 million in available commitments was extended to April 2024 from October 2023. In March 2024, the available commitments under the IHS Holding 2022 Term Loan were further voluntarily reduced by $70.0 million. In April 2024, $60.0 million in available commitments were drawn down.

As of May 10, 2024, $430.0 million of the IHS Holding 2022 Term Loan was drawn down. The majority of the drawn proceeds have been applied toward the prepayment of the IHS Holding Bridge Facility, the U.S. dollar tranche of the Nigeria 2019 Facility and general corporate purposes.

The IHS Holding 2022 Term Loan is denominated in U.S. dollars and is governed by English law.

IHS Holding (2024) Term Facility

IHS Holding Limited entered into a $270.0 million loan agreement on March 8, 2024 (as amended and/or restated from time to time, the “IHS Holding 2024 Term Facility”), between, amongst others, IHS Holding Limited as borrower and Standard Chartered Bank (Singapore) Limited as the original lender. The loan is guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria.

The interest rate per annum applicable to loans made under the IHS Holding 2024 Term Facility is equal to Term SOFR, plus a margin (ranging from 4.50% to 7.00% per annum over the duration of the IHS Holding 2024 Term Facility), based on the relevant margin step-up date). IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments.

The IHS Holding 2024 Term Facility is scheduled to terminate on the date falling 24 months from the date of the loan agreement and is repayable in installments. Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five Business Days’ notice, or such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding 2024 Term Facility requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to, if it becomes unlawful for a lender to perform any of its obligations under the facility, upon the occurrence of a change of control and takeout financing (in each case as defined in the IHS Holding 2024 Term Facility).

The IHS Holding 2024 Term Facility contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The IHS Holding 2024 Term Facility also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

As of May 10, 2024, $270.0 million of the IHS Holding 2024 Term Facility was drawn down. The majority of the drawn proceeds have been applied toward the repayment of the Letter of Credit Facilities in Nigeria.

The IHS Holding 2024 Term Facility is denominated in U.S. dollars and is governed by English law.

IHS Netherlands Holdco B.V. Notes

On each of September 18, 2019 and July 31, 2020, our wholly owned subsidiary, IHS Netherlands Holdco B.V. (“Holdco BV”), issued a total of $510.0 million 7.125% Senior Notes due 2025 (the “2025 Notes”), and $940.0 million 8.0% Senior Notes due 2027 (the “2027 Notes”) guaranteed by IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers, and (since June 22, 2021) IHS Holding Limited. On June 22, 2021, pursuant to a successful consent solicitation, Holdco B.V. also effected certain amendments to the indenture governing the notes to, among other things, expand the “restricted group” to encompass IHS Holding Limited and all of IHS Holding Limited’s subsidiaries (which would then be subject to the covenants and events of default under the indenture), and to make certain other consequential changes to the negative covenants and restrictions resulting from the larger group structure.

On November 30, 2021, the 2025 Notes were subsequently redeemed upon the successful issuance by IHS Holding of the IHS Holding Notes (as defined below).

The 2027 Notes mature on September 18, 2027, and pay interest semi-annually, with the principal repayable in full on maturity. On or after September 18, 2023 or 2024, the 2027 Notes may be redeemed (in whole or in part) at a price of 102.000% and 100.000%, respectively.

The indenture contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates.

IHS Holding Limited Notes

On November 29, 2021, IHS Holding Limited issued $500.0 million 5.625% Senior Notes due 2026 (the “2026 Notes”) and $500.0 million 6.250% Senior Notes due 2028 (the “2028 Notes”, and together with the 2026 Notes, the “IHS Holding Notes”), guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria Limited, IHS Towers NG Limited and INT Towers Limited.

At any time prior to November 29, 2024 for the 2028 Notes, IHS Holding Limited may redeem up to 40% of the notes with the net cash proceeds from certain equity offerings at a redemption price equal to 106.250% of the principal amount of the 2028 Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, so long as at least 50% of the aggregate original principal amount of the applicable series of notes remains outstanding immediately thereafter. In addition, the notes may, during such periods, be redeemed at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. On or after November 29, 2023, 2024 or 2025, the 2026 Notes may be redeemed (in whole or in part) at a price of 102.81250%, 101.40625% and 100.00000%, respectively. On or after November 29, 2024, 2025 or 2026, the 2028 Notes may be redeemed (in whole or in part) at a price of 103.1250%, 101.5625% and 100.0000%, respectively.

The indenture governing the notes contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates.

The proceeds of the issuance of the IHS Holding Notes were used to redeem the entire principal amount of the 2025 Notes (including accrued and unpaid interest and the redemption premium), fees and expenses related to the offering of the notes, and for general corporate purposes. The IHS Holding Notes pay interest semi-annually and the principal is repayable in full on maturity.

Nigeria (2023) Term Loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 165.0 billion (approximately $118.4 million) term loan agreement in January 2023 (as amended and/or restated

from time to time the “Nigeria 2023 Term Loan”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Towers NG Limited and INT Towers as borrowers; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., and Nigeria Tower Interco B.V. as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

The Nigeria 2023 Term Loan contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The Nigeria 2023 Term Loan also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

The Nigeria 2023 Term Loan was drawn down for an original principal amount of NGN 124.5 billion (approximately $89.3 million), and funds borrowed under the loan were applied towards, inter alia, refinancing certain indebtedness of INT Towers, IHS Nigeria, and general corporate and working capital purposes.

The Nigeria 2023 Term Loan is scheduled to terminate on the date falling 60 months from the date of the Nigeria 2023 Term Loan and is repayable in installments. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Nigeria 2023 Term Loan requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

As of January 3, 2023, the total commitments available under the Nigeria 2023 Term Loan were NGN 124.5 billion (approximately $89.3 million), which were increased in February 2023, by NGN 29.0 billion (approximately $20.8 million) and further increased in May 2023, by NGN 11.5 billion (approximately $8.3 million) pursuant to the facility increase clause contained within the loan agreement up to its total NGN 165.0 billion (approximately $118.4 million) capacity.

As of May 10, 2024, NGN 165.0 billion (approximately $118.4 million) has been drawn down under this facility. The proceeds from the drawdown were applied towards, inter alia, refinancing certain indebtedness of INT Towers and IHS Nigeria, and for general corporate and working capital purposes.

The Nigeria 2023 Term Loan is denominated in Naira and is governed by English law.

Nigeria (2023) Revolving Credit Facility

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited entered into an up to NGN 55.0 billion (approximately $39.5 million) revolving credit facility agreement in January  2023 (as amended and/or restated from time to time the “Nigeria 2023 RCF”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., and Nigeria Tower Interco B.V. as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum is equal to 20% in the first year moving to a floating rate for the remainder of the term. This floating rate is defined by the Nigerian MPR plus a margin of 2.5% and is subject to a cap of 24% and floor of 18%. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

The Nigeria 2023 RCF contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The Nigeria 2023 RCF also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

The Nigeria 2023 RCF is scheduled to terminate on the date falling 36 months from the date of the Nigeria 2023 RCF, and is repayable in full on maturity. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Nigeria 2023 RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

As of January 3, 2023, the total commitments available under the Nigeria 2023 RCF were NGN 44.0 billion (approximately $31.6 million), which were further increased in February 2023, by NGN 11.0 billion (approximately $7.9 million) to NGN 55.0 billion (approximately $39.5 million), pursuant to the facility increase clause contained within the loan agreement.

As of May 10, 2024, NGN 27.8 billion (approximately $19.9 million) has been drawn down under this facility.

The Nigeria 2023 RCF is denominated in Naira and is governed by English law.

IHS Côte d’Ivoire S.A. Facility

IHS Côte d’Ivoire S.A. entered into a credit agreement originally in June 2015 (as amended and/or restated from time to time, including in August 2017 and June 2022) with certain financial institutions, split into one tranche with a total commitment of €52.0 million (approximately $56.1 million) (the “CIV Euro Tranche”), and another tranche with a total commitment of XOF 44.6 billion (approximately $73.4 million) (the “CIV XOF Tranche” and, together with the CIV Euro Tranche, the “IHS Côte d’Ivoire S.A. Facility”). The IHS Côte d’Ivoire S.A. Facility is guaranteed by IHS Holding Limited. The CIV Euro Tranche has an interest rate of 3.00% plus 3 Month EURIBOR, (subject to a zero floor), and the CIV XOF Tranche has an interest rate of 5.00%. The IHS Côte d’Ivoire S.A. Facility contains customary information and negative covenants and requires IHS Côte d’Ivoire S.A. to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Côte d’Ivoire S.A. maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined therein.

The IHS Côte d’Ivoire S.A. Facility was fully drawn down in 2017, and the termination date has been extended to June 2024.

The IHS Côte d’Ivoire S.A. Facility was fully repaid in February 2024 using the proceeds received from the initial drawdown of the CIV 2023 Term Loan.

CIV (2023) Term Loan

IHS Côte d’Ivoire S.A. entered into a facility agreement originally in December 2023 (as amended and/or restated from time to time) with, amongst others, certain financial institutions listed therein as original lenders, split into one tranche with a total commitment of €88.0 million (approximately $94.9 million) (the “CIV 2023 Euro Tranche”), and another tranche with a total commitment of XOF 11.2 billion (approximately $18.3 million) (the “CIV 2023 XOF Tranche” and, together with the CIV 2023 Euro Tranche, the “CIV 2023 Term Loan”). The CIV 2023 Term Loan is governed by French law. Funds under the facility are to be applied towards, inter alia, refinancing certain indebtedness of IHS Côte d’Ivoire S.A. (including the IHS Côte d’Ivoire S.A. Facility), general corporate and working capital purposes, and funding a settlement of intercompany loans.

The CIV 2023 Term Loan has an interest rate of 3.50% plus 3 Month EURIBOR on the CIV 2023 Euro Tranche and 6.50% on the CIV 2023 XOF Tranche, and contains customary information and negative covenants, as well as requirements for IHS Côte d’Ivoire S.A. to observe certain customary affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and maintain specified net debt to EBITDA ratios and interest coverage ratios.

The CIV 2023 Term Loan will terminate in December 2028.

In February 2024, €56.1 million (approximately $60.5 million) and XOF 7,109.0 million (approximately $11.7 million) was drawn down under the CIV 2023 Term Loan and the proceeds were applied towards, inter alia, the repayment of the IHS Côte d’Ivoire S.A. Facility.

As of May 10, 2024, an aggregate amount of €56.1 million and XOF 7,109.0 million (approximately $72.2 million) has been drawn down under this facility.

IHS Zambia Limited Facility

IHS Zambia Limited entered into two facilities with a common terms agreement originally in December 2020 (as amended and/or restated from time to time, including in February 2021 and January 2023) with a total commitment of $95.0 million with certain financial institutions (the “Zambia Facility”), split into a facility for an aggregate commitment representing $75.0 million and a second facility for an aggregate commitment representing $20.0 million.

The Zambia Facility is guaranteed by IHS Holding Limited, and was fully utilized as of March 2021. The Zambia Facility has an interest rate of 5.0% plus 3 Month Term SOFR and a credit adjustment spread ranging between 0.11% to 0.43% and contains customary information and negative covenants and requires IHS Zambia Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Zambia Limited maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined in the agreement. The respective facilities will terminate in December 2027.

IHS Kuwait Facility

IHS Kuwait Limited entered into a loan agreement originally in April 2020 (as amended and/or restated from time to time) with a total commitment of KWD 26.0 million (approximately $84.5 million) (the “Kuwait Facility”). The Kuwait Facility has an interest rate of 2.00% plus Central Bank of Kuwait’s Discount Rate, contains customary information and negative covenants, and requires IHS Kuwait Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve outs. The covenants include that IHS Kuwait Limited maintain specified net debt to EBITDA ratios, a debt service cover ratio and restrict capital expenditures to levels established within the facility.

The Kuwait Facility will terminate in April 2029.

As of May 10, 2024, an aggregate amount of KWD 21.8 million (approximately $70.8 million) has been drawn down under this facility.

IHS Brasil - Cessão de Infraestruturas S.A. Debentures

IHS Brasil - Cessão de Infraestruturas S.A. issued debentures for BRL 1,200.0 million (approximately $239.3 million), in September 2023 (as amended and/or restated from time to time, the “IHS Brasil Debentures”). The IHS Brasil Debentures amortize, starting from February 2026, semi-annually until maturity in August 2031.

The IHS Brasil Debentures contain customary information and financial covenants, including but not limited to the maintenance of specified net debt to EBITDA and interest cover ratios. They also contain customary negative covenants and restrictions including, but not limited to, dividends and other payments to shareholders, intercompany loans and capital reductions.

The IHS Brasil Debentures are secured by a pledge over all shares owned by IHS Netherlands BR B.V. in IHS Brasil – Cessão de Infraestruturas S.A. and a pledge over the bank account where the companies’ receivables are deposited. The IHS Brasil Debentures have an interest rate of CDI plus 3.10% (assuming a 252-day calculation basis) and will terminate in August 2031.

The proceeds from the issuance of the IHS Brasil Debentures were applied towards, inter alia, refinancing certain indebtedness of IHS Brasil - Cessão de Infraestruturas S.A. and general corporate and working capital purposes.

I-Systems Facility

I-Systems Soluções de Infraestrutura S.A. (“I-Systems”) entered into a BRL 200.0 million (approximately $39.9 million) credit agreement, originally in October 2022 (as amended and/or restated from time to time, the “I-Systems Facility”). The I-Systems Facility is secured by the chattel mortgage of certain credit rights of I-Systems and contains customary information and negative covenants, including the maintenance of specified net debt to EBITDA ratio. It also contains restrictions on the total debt allowed, dividends, intercompany loans and capital reductions. The I-Systems Facility has an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and will terminate in October 2030. The facility was fully drawn down in October 2022.

In October 2022, Itau Unibanco S.A. provided an additional commitment in an aggregate amount of BRL 200.0 million (approximately $39.9 million) on the same terms, available in two tranches. The first tranche of BRL 80.0 million (approximately $16.0 million was drawn down in February 2023 with an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and the second tranche of BRL 120.0 million (approximately $23.9 million) was drawn down in March 2023 with an interest rate of CDI plus 2.50% (assuming a 252-day calculation basis).

IHS South Africa Facility

IHS Towers South Africa Proprietary Limited (“IHS SA”) entered into a ZAR 3,470.0 million (approximately $183.2 million) facility agreement originally in May 2022 (as amended and/or restated from time to time (the “IHS SA Facility”), with, amongst others, certain financial institutions listed therein as original lenders. The IHS SA Facility is governed by South African law and funds borrowed under the facility were partly applied toward the payment of consideration owed pursuant to the MTN SA Acquisition. The undrawn portion can be applied toward capital expenditure and general corporate purposes and is available for up to 24 months from the signature date of the agreement.

The IHS SA Facility has an interest rate of 2.75% plus 3 Month JIBAR, and contains customary information and negative covenants, as well as requirements for IHS SA to observe certain customary affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and maintain specified net debt to EBITDA ratios and interest coverage ratios.

The IHS SA Facility will terminate in May 2029.

As of May 10, 2024, ZAR 3,470.0 million (approximately $183.2 million) has been drawn down under this facility.

IHS South Africa Overdraft

IHS SA entered into a ZAR 350.0 million (approximately $18.5 million) overdraft facility agreement in October 2023 (the “IHS SA Overdraft”). The IHS SA Overdraft is governed by South African law and funds borrowed under the facility will be applied towards general corporate purposes. The IHS SA Overdraft will terminate in October 2024.

As of May 10, 2024, ZAR 128.5 million (approximately $6.8 million) has been drawn down under this facility.

Letter of Credit Facilities

As of March 31, 2024, IHS Nigeria Limited has utilized $5.8 million through funding under agreed letters of credit. These letters mature on June 30, 2024, and their interest rates range from 12.00% to 15.55%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of March 31, 2024, INT Towers Limited has utilized $17.5 million through funding under agreed letters of credit. These letters mature on June 30, 2024, and their interest rates range from 12.00% to 15.75%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

As of March 31, 2024, Global Independent Connect Limited has utilized $1.0 million through funding under agreed letters of credit. These letters mature on June 30, 2024, and their interest rates range from 13.25% to 15.25%. These letters of credit are utilized to fund capital and operational expenditure with suppliers.

Off-balance sheet arrangements

We have no off-balance sheet arrangements.

Critical accounting policies and significant judgments and estimates

The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.

Our critical accounting policies are described under the heading “Critical Accounting Policies and Significant Judgments and Estimates” in our Annual Report and the notes to the audited financial statements in our Annual Report. There were no material changes to our critical accounting policies and estimates from those discussed in our Annual Report.

Refer to note 3 to the unaudited condensed consolidated interim financial statements that appear elsewhere in this report for further detail.

For a summary of all of our significant accounting policies, see note 2 to the unaudited condensed consolidated interim financial statements for period ended March 31, 2024.

Recent accounting pronouncements

New standards and interpretations not yet adopted are also disclosed in note 2.4 to the unaudited condensed consolidated interim financial statements included elsewhere in this report.